07023817

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Carson Resources Ltd.

*CURRENT ADDRESS Suite 322 - 470 Granville St
Vancouver, B.C. Canada V6C 1V5

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 3 1 2007
THOMSON FINANCIAL

FILE NO. 82- 35086 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 5/24/07

082-35086

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

PROSPECTUS

Initial Public Offering by way of Distribution as a Dividend-in-Kind Dated: August 25, 2006

GARSON RESOURCES LTD.

Qualifying the distribution of 4,491,250 shares of Garson Resources Ltd. to the shareholders of MBMI Resources Inc. on the Record Date by way of a dividend in specie

At a deemed price of $0.05 per share

MBMI Resources Inc. ("MBMI") holds 4,491,250 common shares of Garson Resources Ltd. ("Garson" or the "Company"). This Prospectus qualifies the distribution to the shareholders of MBMI as at the 6th day of January 2006 (the "Record Date") the said 4,491,250 shares held by MBMI by way of dividend. Each shareholder of MBMI on the Record Date shall be entitled to receive one (1) Garson common share for each ten (10) shares of MBMI owned by the shareholder on the Record Date.

An application has been made to list the securities offered hereunder on the Canadian Trading and Quotation System Inc. (the "CNQ"). The listing is subject to the Company fulfilling all of the listing requirements of the CNQ, which include becoming a reporting issuer.

For more information on MBMI Resources Inc., see "Principal Shareholders and Selling Security Holders" below. It was agreed between the Company and MBMI that the Company would be responsible for the expenses of this dividend distribution.

An investment in the securities of the Company is subject to a number of risk factors, which should be reviewed carefully by prospective purchasers. See "Risk Factors".

There is no market through which these securities may be sold and MBMI Shareholders may not be able to resell the Garson shares received by way of a dividend distribution pursuant to this Prospectus.

No underwriter has been involved in the preparation of the Prospectus or performed any review of the contents of the Prospectus.

In this Prospectus, "we", "us", "our" "Garson" and the "Company" refers to Garson Resources Ltd., a corporation amalgamated under the British Columbia Business Corporations Act. Any Reference to "MBMI" refers to MBMI Resources Inc.

No securities are being offered in the United States pursuant to this Prospectus. None of the common shares issuable will be registered under the United States Securities Act of 1933, as amended (hereinafter defined as the U.S. Securities Act). Any subsequent offer of sale such shares in the United States may be only made if an exemption from registration under the U.S. Securities Act is available.

The shares of the Issuer have not been registered with or approved or disapproved by any United States federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence.

Neither MBMI nor the Issuer will receive any proceeds as a result of the distribution of shares. MBMI will be withholding from non-Canadian residents a sufficient number of dividend shares in order to satisfy MBMI's obligations to Canadian tax authorities. See "Tax Consequences to MBMI Shareholders Not Resident in Canada"

TABLE OF CONTENTS

SUMMARY OF PROSPECTUS

The following is a summary of the principle features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus.

Our Business

Garson is a mining exploration company whose business is to explore and develop its current gold properties as set out below and to acquire other mineral properties of merit. It is our intention initially to focus on our Squall Lake Property.

Squall Lake Property
The Squall Lake Property is located in west central Manitoba approximately eight kilometers north-northwest of the town of Snow Lake and the same distance from the New Britannia Gold Mine & Mill. Garson owns a 100% interest (subject to underlying royalties) in the property. The property consists of 14 contiguous, unpatented mining claims totaling 899 hectares. See "Our Business – Mining Properties".

McMillan Gold Mine Property
Garson holds a block of 34 contiguous unpatented mining claims located in Mongowin & McKinnon Townships, Sudbury District, Ontario, Canada. A historical gold producer, public documents indicate that the McMillan Gold Mine Ltd. commenced shaft sinking in 1927 after the successful completion of five surface holes drilled in 1926 on gold-bearing veins. The Property is subject to an Option Agreement, dated for reference October 25, 2004 with Young-Shannon Gold Mines, Limited who are currently working on the Property. See "Our Business – Mining Properties".

Copper Prince Property
The Copper Prince Property comprises a contiguous block of 16 patented mining claims in Lots 5, 6 and 7 and Concessions 2 and 3 of Falconbridge Township, Sudbury Mining Division, Sudbury District, Ontario, Canada. The Property is subject to an Option Agreement, dated for reference May 30 2006 with Piper Capital Inc. See "Our Business – Mining Properties".

These three properties are collectively referred to as the "Canadian Gold Properties" and have been the subject of previous drilling programs. The Company has prepared reports on all of its properties, which can be viewed on the MBMI web site www.mbmiresources.com or on SEDAR (www.sedar.com) at the time of the final prospectus

For more information on MBMI Resources Inc., see "Principal Shareholders and Selling Security Holders" below.

The Offering

This Prospectus qualifies the distribution to the shareholders of MBMI Resources Inc., as at the 6th day of January 2006 (the Record Date), of the 4,491,250 common shares of Garson Resources Ltd. held by MBMI by way of a dividend in specie, ("the Garson Dividend Shares") at a deemed price of $0.05 per share. Each shareholder of MBMI on the Record Date shall be entitled to receive one (1) Garson common share for each ten (10) common shares of MBMI owned by the shareholder on the Record Date.

See "Plan of Distribution" and "Canadian Federal Income Tax Considerations" below.

Use of Working Capital

As at July 31, 2006, Garson had working capital of $754,461. The Company has completed a number of capital raising transactions described as follows;

$0.05 option exercise of 1,000,000 shares for total proceeds of $50,000 in 2005;

$0.10 private placement of 4,075,000 shares for gross proceeds of $407,500 in 2005;

$0.15 private placement of 3,651,334 flow-through shares for gross proceeds of $547,700 in 2005;

$0.10 private placement of 350,000 shares for total proceeds of $35,000 in 2006.

Of the total working capital, the proceeds of the flow-through private placement $547,700 must be expended in a manner that qualifies as "Canadian Exploration Expense" ("CEE") as that phrase is defined in the Income Tax Act (Canada). The balance of the funds will be available for general corporate purposes including the acquisition of other mineral properties of merit and the due diligence associated therewith. We intend to spend the funds available to us as stated in this Prospectus however, for sound business reasons, a reallocation of the funds available may be necessary. The principal purposes for which the funds available are intended to be used, in order of their priority are:

Description		
1.	To pay the balance of the legal, audit and administrative costs associated with this listing	$ 20,000
2.	To fund an exploration program, a portion of the expenses of which will qualify as CEE	$565,000
3.	Working capital to fund ongoing operations	$ 169,461
	Total	**$ 754,461**

Risk Factors

We operate in a competitive industry and compete with other better established companies, who may have greater financial resources than us. We are in the business of exploring and developing natural resource properties, which is a highly speculative endeavour. The Canadian properties are in the exploration stage and without a known body of ore. There is no guarantee that ore will be found or that, if it is found, it will be found in commercially mineable quantities. Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. We are not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the minerals claims in which we have an interest. Our ability to generate revenue should we discover ore or continue to raise funds for the further exploration and development of our property will be highly dependent on the price of precious metals which have a history of wide fluctuations.

All of our operations are subject to environmental regulations that can make operations expensive or prohibit them altogether. There may be challenges to the title of our property that, if successful, could impair our operations. We do not currently generate revenues and, as a consequence, if we require additional funds for exploration and development of our property, which is likely, we will have to seek equity or debt financing which may or may not be available. We depend on a number of key employees, the loss of any one of whom could have an adverse effect on us. We will likely be required to issue further common shares in future financing and possible property acquisitions, which will result in further dilution to our shareholders. We have not paid dividends in the past and do not expect to pay dividends in the near future. See "Our Business" and "Risk Factors" below.

Summary Financial Information

The information below was taken from the financial statements contained in this Prospectus. Please refer to the financial statements at the end of this document to put the following summary into context.

Audited for the period January 1 2005 to December 31, 2005	
Revenues	Nil
Net Loss	(116,752)
Net Loss per share	(0.01)
Net Loss per share, on a diluted basis	(0.01)
Total assets	1,157,768
Long term liabilities	258,214
Total liabilities	297,624
Share Capital	835,285
Number of Common shares	18,900,674
Deficit	(127,711)
Cash dividend declared per share	Nil

Unaudited financial statements for the Quarter ended March 31, 2006 are also included in the Prospectus.

OUR CORPORATE STRUCTURE

The Company was created by way of the amalgamation of Tri-Energy Inc. and its wholly-owned subsidiary Garson Resources Ltd. under the British Columbia *Business Corporations Act* effective as of November 8, 2005 under amalgamation number BC0739911. The Company is authorized to issue an unlimited number of common shares. As at July 31, 2006 there are 19,250,674 common shares outstanding.

The Company maintains an office at 322 - 401 Granville Street Vancouver, B.C. and a registered and records office located at 1260 – 1188 West Georgia Street, Vancouver, B.C., V6E 4A2. We do not have any subsidiaries.

GENERAL DEVELOPMENT OF OUR BUSINESS

Background

In October 2005, the Board of Directors of MBMI determined that MBMI's interest in its Philippine Nickel projects was not a strategic fit with the Canadian gold properties held in its subsidiary (then named Tri-Energy, which subsequently was reorganized and changed its name to Garson Resources Ltd.). The MBMI Board also felt that its management would need to focus the majority of its efforts on the Philippine Nickel projects if the Company wished to successfully execute its development plans and bring the Philippine Nickel properties into production. After considering various reorganization strategies and alternatives, the Board of MBMI determined that the best method to maximize shareholder value is to structure a transaction whereby the MBMI shareholders could participate in a new public vehicle focused on the exploration and development of its three Canadian gold properties. To accomplish this goal the MBMI Directors decided to dividend the shares MBMI held in Garson to the shareholders of MBMI on the Record Date that being January 6th 2006. The dividend was declared by way of news release dated December 23 2005.

Three Year History

In October 2002 MBMI entered into an Option Agreement with the principals of Garson (then known as Tri-Energy Inc.) pursuant to which MBMI had the option to acquire 44.5% of the principal's interest in the Company and the right to acquire the balance of the principal's interest should MBMI wish to do so. Under the Option Agreement, MBMI acquired a 44.91% interest in the Company. As part of the transaction the parties entered into a shareholders' agreement which gave MBMI the right to elect three members to the Board of Directors of Garson and the original principals of Garson the right to elect two directors (See MBMI news release November 7, 2002). MBMI allowed the option to increase its interest in the Company to lapse and MBMI's representation on the board of directors was reduced from a majority position to one of joint control. MBMI's ownership of the Company was diluted down to 23.76% because of various private placements and option exercises in the Company.

The Company's Canadian gold properties are;

- The Squall Lake Property
- The McMillan Property
- The Copper Prince Property

With respect to the Squall lake Property, MBMI entered into an Option Joint Venture Agreement with Coniagas Resources Ltd. dated July 17, 2003, as amended August 1, 2003. Under the option agreement, Coniagas could earn an initial 65% interest in the project by spending $1.9 million in exploration and development over five years and paying MBMI a total of $250,000 in cash and securities held by Coniagas and $100,000 in Coniagas shares over five years. Pursuant to the agreement, Coniagas paid to MBMI a total of $140,000 in cash and shares and completed the first year exploration program. The Option Joint Venture Agreement was terminated after its first year. The drilling program however was successful in confirming the resource data on the Margaret Extension zone. See "Our Business – Mining Properties".

With respect to the McMillan property, the Company conducted a seven hole (1,077 meters) drilling program in early 2004. The program tested for extensions of the gold mineralization and structure on strike from previously mined areas. The assay results were received in June 2004 and the program extended the zone for 130 meters on strike to the east, and 20 meters on strike to the west for a total strike length of over 400 meters. The zone remains open on strike and at depth below the old workings (265 meters). In October 2004, MBMI entered into an option Agreement with Young-Shannon Gold Mines, Limited. The option agreement provides for Young-Shannon to earn a 50% interest in the McMillan Gold Mine Property over a three year period for staged payments of $75,000 in cash and 650,000 common shares plus a three year work commitment of $900,000 as follows:

	Cash ($)	Shares	Work Commitment ($)
Upon Signing (MBMI Received)	10,000	150,000	-
1st Anniversary (received)	15,000	150,000	200,000
2nd Anniversary	20,000	150,000	300,000
3rd Anniversary	30,000	200,000	400,000
	$75,000	650,000	$900,000

Young-Shannon has the option to increase its interest to 60% subsequent to the third anniversary by issuing an additional 250,000 common shares and spending $400,000 more on the property. Young Shannon has completed a first stage drilling program, which consisted of five diamond drill holes totaling 1,038 meters (3,401 ft.). A down hole induced polarization (IP) geophysical survey was very successful and a new, wide, and highly conductive geophysical target, related to recently drilled gold mineralization, has been defined at least 300 meters below surface. This target occurs east of the historic underground mine workings and at least 50 meters deeper than the deepest workings. The option is in good standing and Young Shannon is in the second year of the agreement. (See Our Business – Mining Properties).

With respect to the Copper Prince property, the Company completed a 10 hole diamond drill program in December 2004 totaling approximately 775 meters testing near surface geophysical copper/gold and platinum group metals targets. The results intersected numerous quartz veins in two zones containing chalcopyrite, pyrite, and pyrrhotite mineralization. One zone is 15 meters wide by 50 meters long, and remains open along strike and at depth. The other zone extends 80 meters in length, is up to a half meter in width and also remains open on strike and to depth. On April 21 2006, Garson entered into a Letter of Intent (LOI) with Piper Capital Inc. with respect to the Copper Prince property. Under the terms of the LOI, Piper can earn up to a 60% interest in the Copper Prince Property in two stages – 50% by making total payments of $75,000, issuing 650,000 shares, and incurring $700,000 in exploration expenditures over three years, and an additional 10% by issuing 250,000 shares and incurring $500,000 in exploration expenditures in the fourth year. The parties completed a definitive Option and Joint Venture Agreement incorporating the terms of the LOI on May 30, 2006. The transaction received regulatory approval on July 17, 2006. See "Our Business – Mining Properties".

Trends

Other than the general trends that affect the mining industry in general we do not know of any trends, commitments, events or uncertainty that are expected to have a material effect on our business, financial condition or results of operations other than as disclosed herein under "Risk Factors".

OUR BUSINESS

Stated Business Objectives

Our business objective is to continue the exploration and development of our Canadian gold properties and, if appropriate, acquire other properties of merit. The McMillan property is the subject of an Option Agreement with Young-Shannon Gold Mines Limited. The Copper Prince Property is subject to a definite Option and Joint Venture Agreement, dated May 30, 2006, with Piper Capital Inc. This transaction received regulatory approval on July 17, 2006. See "Our Business – Mining Properties".

The Company intends to focus on the exploration and development of its Squall Lake Property, where we intend to conduct further mapping, sampling and commence a drilling program in an effort to further define the property's mineral potential.

Milestones

With the Company's focus on the Squall Lake Property, the Company will be carrying out a drilling and exploration program in the Summer and Fall of 2006, which is anticipated to be completed by late 2006. Additional work on the Property will be contingent upon successful results being obtained from the preliminary exploration program.

Mining Properties

The Company owns three properties; McMillan Gold Mine, Copper Prince, and the Squall Lake Property, collectively referred to as the Canadian Gold Properties. All of these Properties have been the subject of previous exploration and drilling programs. The Squall Lake property is material mineral property for National Instrument 43-101 purposes. The Company has prepared reports on all of its Properties, which can be viewed on the MBMI web site www.mbmiresources.com or on SEDAR (www.sedar.com).

McMillan Gold Mine Property
Garson holds a block of 34 contiguous unpatented mining claims located in Mongowin & McKinnon Townships, Sudbury District, Ontario, Canada. The claim group is underlain by the Gowganda and Lorrain Formation rocks within the Huronian Supergroup. The Gowganda Formation hosts most of the gold deposits in the region.

A historical gold producer, public documents indicate that the McMillan Gold Mine Ltd. commenced shaft sinking in 1927 after the successful completion of five surface holes drilled in 1926 on gold-bearing veins.

In June 2004, assay results were received from a seven hole (1,077meters) drilling program. The program tested for extensions of the gold mineralization and structure on strike from areas previously mined. The program has extended the zone for 130 meters on strike to the east, and 20 meters on strike to the west for a total strike length of over 400 meters. The zone remains open on strike and at depth below the old workings (265 meters).

The property was optioned to Young-Shannon Gold Mines Limited in October 2004. Young-Shannon has completed a first stage drilling program during the winter and spring of 2005 consisting of five diamond drill holes totaling 1,038 meters (3,401 ft.). A down hole, induced polarization (IP) geophysical survey was very successful and a new, wide, and highly conductive geophysical target, related to recently drilled gold mineralization, has been defined at least 300 meters below surface. This target occurs east of the historic underground mine workings and at least 50 meters deeper than the deepest workings. Young-Shannon subsequently conducted a second stage drilling program commencing December 2005 consisting of two diamond drill holes totaling 700 meters (2,300 ft) that will test geophysical targets generated from the down hole induced polarization survey completed in the summer of 2005. The results of this program have not been released. Further information and the full text of the news releases can be viewed on the MBMI web site www.mbmiresources.com .

Copper Prince Property
The Copper Prince Property comprises a contiguous block of 16 patented mining claims in Lots 5, 6 and 7 and Concessions 2 and 3 of Falconbridge Township, Sudbury Mining Division, Sudbury District, Ontario, Canada.

The Company completed a 10 hole diamond drill program totaling approximately 772 meters, which tested near surface geophysical copper/gold and platinum group metals targets. The drill results encountered two quartz vein zones containing chalcopyrite, pyrite, and pyrrhotite mineralization. One zone is 15 meters wide by 50 meters long, and open on strike and at depth. The other zone is up to a half meter in width, extends 80 meters in length and is also open on strike and to depth. Further information and the full text of the news releases can be viewed on the MBMI web site www.mbmiresources.com .

The Squall Lake Property Report
As stated earlier, the Company intends to focus on its Squall Lake Property and has commissioned and received an independent technical report on the Property, in accordance with National Instrument 43-101 *Standards of Disclosure for Mineral Projects* ("NI 43-101"). The "Report on the Squall Lake Property" dated April 3 2006 (the "Report") was prepared by D. Beilhartz P.Geo. Mr. Beilhartz is a Qualified Person as defined under NI 43-101. Mr. Beilhartz has visited the Property. The following is a summary of certain selected information and figures that are taken from the Report – the full text of the report can be found on the MBMI web site www.mbmirecources.com or on SEDAR (www.sedar.com) at the time of the final prospectus.

PROPERTY DESCRIPTION AND LOCATION

The Squall Lake Property is located approximately four kilometers north-northwest of the mining community of Snow Lake, approximately 215 km east of Flin Flon, in west central Manitoba, on NTS map sheet 63K/16, File Lake and on claim map NE 16-63K, Snow Lake (Figures 1, 2 and 3). The property consists of 14 contiguous, unpatented mining claims totaling an area of 899 hectares. Garson Resources Ltd. owns 100% of the Squall Lake Property subject to the following underlying royalties: a net profits royalty (NPI) interest payable on commencement of commercial production of 4% to Bruce Dunlop, an additional 6% NPI payable to American Barrick (now Barrick) plus an additional 30% NPI to a maximum of $550,000 payment to Barrick. The property also contains a production royalty of $0.10 per ton, payable to a private individual, from products milled from six of the 14 claims. The author of the Report obtained the foregoing information from Garson Resources Ltd and has not reviewed these agreements personally. The claims comprising the property have not been legally surveyed.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Squall Lake Property is located approximately four kilometers north-northwest of the mining community of Snow Lake, approximately 215 km east of Flin Flon, in west central Manitoba (Figures 1, 2 and 3). Access to the property is via the McLeod Lake road, which leads from the town of Snow Lake. At this point, the road splits with one branch leading to McLeod Lake and the other to the Moon Gertie Zone. All-terrain vehicles may be required to utilize this road during the summer months; ski-doos provide access in the winter months. There is no immediate supply of power on the property however a 230kV power line, constructed in the 1990's, may cross the extreme southern point on the claims. Water is readily available from McLeod and Squall Lakes to support large-scale mining requirements as well as the various phases of exploration. Many supplies and services required for exploration and development programs are available in the mining town of Snow Lake, and also in the mining center of Flin Flon, Manitoba, 215 km to the west. The topography reflects the bedrock, with long narrow northeast trending ridges separated by low, swamp covered valleys. Maximum relief is 30 meters. Vegetation ranges from dense spruce and jack pine forested areas on high ground, to lower areas characterized by scrub spruce, cedar and dense underbrush. A forest fire burned certain areas of the property south of McLeod Lake in 1980. Climate is typical of the Canadian Shield, moderately dry summers with temperatures as high as 40C and snowy winters with temperatures as low as –40C. Various types of exploration can take place year round with minor breaks during the spring thaw and winter freeze up.

HISTORY

There is a long history of exploration on the Squall Lake property and in its vicinity as parts of the property were staked in 1924, but it was not until the mid-forties that any serious recorded mineral exploration was carried out. The following outlines previous exploration performed on the property as summarized from the assessment files and reports:

Squall Lake Gold Mines Limited

-1943-1948: Trenching and channel sampling along 4 km strike length. 363 diamond drill holes (15,250 m) were drilled; examining five mineralized zones along 5.5 km strike length. 180 tonne (200 ton) bulk sample grading 8.91 g/tonne (0.26 oz/ton) plus metallurgical tests, from the Margaret South Zone. Results of this work suggested five zones of gold mineralization (Margaret, K1, K7, K10, and K11) plunging at 10° along the upper contact of a basal sill.

Wekusko Consolidated Limited

-1950: Eight diamond drill holes 1650 ft (503m) halfway up the north shore of McLeod Lake.

Hudson Bay Mining and Smelting Company Limited

-1956: Part of their EM survey covered the north end of the property. There were no significant conductors outlined.

Stall Lake Mines Limited
-1971-1972: A grid was cut which covered part of the north end of the property. DEEP EM and a magnetometer survey were conducted over the grid. Six diamond drill holes 1203ft (367m) were drilled to examine some of the conductors. There were no significant results.

Corporate Oil and Gas
-1979: Short diamond drill holes (number of holes and footage unknown) and channel sampling of the Margaret Zone to the K10 Zones. There were no significant results.

W.B. Kobar
-1980: A 1,035 foot (316m) diamond drill hole along the southeast side of McLeod Lake. Although sulphides were intersected, no gold values were found.

Camflo Mines Limited
-1980-1981: A 210 km grid was cut over the claims VLF-EM 16 and magnetometer surveys were run over the grid; CEM and IP were run over selected lines. Geological mapping, prospecting and sampling were carried out over the claims. Geochemical B-horizon soil sampling, basal till and biogeochem organics were done on selected areas. 3,223 m were drilled in 35 holes along the upper sill - sediment contact. Indicated the potential of up to 2.147 million tons grading 0.168 oz/ton gold in the Margaret Extension Area (the historic resource figures generated by Camflo are included in the terminology utilized at that time and are not to CIM approved standards as required in NI 43-101).

Zenco Resources Inc. and Barrick Resources Corporation
-1984: Orientation organic geochemical sampling survey over selected areas of the property. 8,559m of diamond drilling was completed on 114 holes in the Margaret Extension, Margaret South, Moon Gertie, K1, K5 and K7 occurrences. Indicated the potential for over 700,000 tons of material grading 0.10 oz/ton gold in the two overlying zones at the Margaret Extension Area (the historic resource figures generated by Zenco are included in the terminology utilized at that time and are not to CIM approved standards as required in NI 43-101and are not to be relied upon).

Zenco Resources Inc.
-1987 - 1988: 3,272m of diamond drilling in 30 holes on the Margaret Extension Area. Zenco estimated that the property contained an Inferred Mineral Resource of 156,000 tonnes (172,000 tons) grading 5.04 g/tonne (.147 oz/ton) gold and 112,000 tonnes (123,400 tons) grading 4.34 g/tonne (.127 oz/ton) gold in the Lower and Upper Silicified Zones. The historic resource figures generated by Zenco have been reviewed and redefined to conform to the CIM approved standards as required in NI 43-101, as reported by Cavey, 2002. Geological mapping, prospecting, geochemical sampling, VLF-EM, magnetometer and induced polarization geophysics over claims CB 7905, CB 8827 and CB 11772. Surface stripping of Moon Gertie and South Occurrences; geological mapping.

Graham Gold Mining Corp.
-1988 - 1990: Bulk sample Moon Gertie Occurrence. Mini-bulk sample Margaret South occurrence, compilation of existing data, structural evaluation completed. Estimated an Inferred Mineral Resource of 70,000 tonnes grading 4.73 g/t gold in the Upper Silicified zone and 210,000 tonnes grading 5.35 g/t gold in the Lower Silicified zone. In addition there is an estimated Inferred Mineral Resource of 30,000 tonnes grading 5.14 g/t gold in the Upper Silicified Zone and 127,000 tonnes grading 5.49 g/t gold in the Lower Silicified zone. The historic resource figures generated by Graham are included in the terminology utilized at that time and are not to CIM approved standards as required in NI 43-101 and are not to be relied upon. Surface stripping at F1, Margaret South, and K7 Margaret Zone and Margaret Extension Zone. Diamond Drilling, 11 holes, 1,067m.

Coniagas Resources Ltd.
-2003 : Line cutting and Diamond drilling, 19 holes 1447.5m. There has been no known mineral production from the Squall Lake property.

GEOLOGICAL SETTING

Regional Geology

The Snow Lake area is located at the eastern end of the Flin Flon - Snow Lake metavolcanic metasedimentary belt within the Southern Churchill Province. This greenstone belt of Aphebian age lies immediately south of the Kisseynew Gneiss Complex. Metamorphosed supracrustal rocks of the Snow Lake area include mafic to felsic metavolcanic rocks, with interlayered greywacke and shale belonging to the Amisk Group, and arkose to lithic arenite of the Missi Group. The Flin Flon - Snow Lake greenstone belt grades northward into rocks of the Kisseynew Gneiss Complex.

Rocks of the Amisk and Missi Groups have been intruded by a variety of intrusive rocks. Small mafic intrusions compositionally similar to mafic metavolcanic rocks intrude the Amisk group in a variety of forms, and typically form elongated sill like bodies in the Missi Group. Three granitic gneiss domes in the area were emplaced along antiforms of the second major folding event, and have compositions similar to felsic metavolcanic rocks (Froese, 1980). The region has been subjected to at least two major period of folding (Froese, 1980) with large east - west trending isoclinal folds (F1) in the Snow Lake area being refolded by later north - east trending folds (F2). The emplacement of gneiss domes accompanied by folding constitutes a third structural event (Froese, 1980).

PROPERTY GEOLOGY

The Squall Lake property covers the McLeod Lake Syncline, formed during the F2 folding event. Three stages of faulting have been recognized with the first being syn-F1 to post-F1 thrust faults resulting in the juxtaposition of older Amisk metavolcanic rocks over younger Amisk metasedimentary rocks. A second set of syn-F2 to post-F2 faults occurs as sub-vertical oblique slip faults. Both stages are characterized by brittle - ductile shear zones up to tens of meters in width. Post-F2 faulting characterized by east - west trending brittle faults offsetting earlier structures, represents a third stage of faulting (Galley, et al, 1985). Regional metamorphic grade ranges from greenschist facies in the south to upper almandine - amphibolite along the gradational change to the Kisseynew Gneiss Complex in the north. Missi Group lithic arenite and arkose, form the majority of the syncline, and overlie a garnet staurolite schist of the Upper Amisk Group. The Missi Group, quartz – feldspathic metasediments, has been intruded by numerous often discontinuous basic sills. The lowermost sill spatially associated with the known gold mineralization, is continuous along the north/ west flank of the syncline south/west through the nose of the McLeod Lake Syncline and then north/eastward towards Fault Lake. It is suggested that this sill may in fact represent a period of extrusive volcanic.

Amisk Group mafic metavolcanic rocks were mapped along the south eastern portion of the syncline. The actual contact with the McLeod Lake Syncline metasediments is obscured by overburden.

The major structural feature on the Squall Lake property is the regional scale McLeod Road Thrust Fault that occurs along the eastern border of the property. This thrust fault marks the boundary between the older Amisk metavolcanic-metasedimentary-Group rocks with the Missi Group metasedimentary rocks that underlie the Squall Lake Property. It is believed that gold mineralization on the Squall Lake property is associated with secondary structures generated by overthrusting related to the development of this thrust fault. Two sets of secondary structures with gold-arsenopyrite mineralization have been identified on the property. The first set generated by layer parallel Riedel shearing occurs along or near the contacts of differing lithologies due to contrasting competencies.

The other set of secondary structures generated by over-thrusting and having significant gold arsenopyrite mineralization is large scale sub-vertically dipping Riedel shear zones (Hugon, 1988).

DEPOSIT TYPES

The Snow Lake area contains many lode gold occurrences and base metal deposits. Five producing or past producing copper and zinc massive sulphide mines are located within the Amisk Group metavolcanic rocks of felsic composition, accompanied by magnesium enriched alteration zones. The deposits are considered to be of volcanogenic origin.

Only one commercial gold deposit, the New Britannia Mine (formally known as the Nor Acme Mine) occurs in the area and produced approximately 620,000 ounces of gold from 1949 to 1958. It lies approximately 4.2 kilometers southeast of the Garson Resources claim border.

Historic drilling in the mid 1980's by Snow Lake Mines Limited on their property, immediately south of the Squall Lake property indicated the presence of economic gold concentrations in at least two separate zones, the #3 Zone and Birch Zone. The Birch Zone is located approximately 2.5 km southeast of the Garson Resources claim boundary, the #3 Zone is located approximately 3.0 km southeast of the Garson Resources claim boundary. The Snow Lake property was optioned by High River Gold Mines who mined approximately 250,000 tons from the #3 zone in the mid-1990's as well as approximately 30,000 tons from the Birch Zone (High River Gold Mines, 2002). All material was treated at their New Britannia mill. Gold deposits in the Snow Lake area appear to be related to three distinct geological periods:

1) Accessory gold related to volcanogenic massive sulphide deposits, and to a minor extent, in altered felsic plugs (Ziehlke, et al, 1985);

2) Spatially associated with major syn-F1 to post-F1 thrust faults (Snow Lake Mines Ltd. deposits),

3) Structurally confined to fault or shear zones of the syn-F2 to post-F2 fault systems.

The latter two types of gold occurrences were formed late in the geological history of the area. Those occurrences spatially related to syn - F1 to post - F1 thrust faults (type 2), occur within Amisk Group metavolcanic rocks comprised predominantly of fragmented felsic and mafic units that have been intruded by layered gabbro - pyroxenite dykes. The deposits are associated with faults that predate F2 folding and regional metamorphism, and terminate against the McLeod Road Thrust Fault. Gold mineralization is accompanied by up to 10% fine to coarse grained arsenopyrite, 1% pyrite and minor tourmaline. The New Britannia Mine, the Bounter (located six kilometers southeast of the Squall Lake property) and Snow Lake Mines Ltd. mineralized zones are all classed in this type of gold occurrence.

Gold mineralization belonging to the third type are hosted by metasedimentary and metavolcanic rocks of the Missi Group and have been subdivided into two categories:

i) those aligned along the northwest limb of the Herb Lake Syncline near the contact of metavolcanic and metasedimentary rocks, and

ii) a group forming a discontinuous array sub-parallel to and near the axial trace of the Herb Lake Syncline.

Deposition of most lode gold deposits in the Snow Lake area has occurred subsequent to the last period of major folding and metamorphism, localizing in zones characterized by brittle – ductile fault systems. Alteration assemblages consisting of biotite, albite and calcite, along with arsenopyrite mineralization, generally accompanies gold deposition and overprints the regional metamorphic signature (Galley et al, 1985).

MINERALIZATION

Ten zones of gold-arsenopyrite mineralization have been identified on the Squall Lake property through previous exploration programs from 1943 to 1987. The zones occur within a 40-60 m stratigraphic interval above the staurolite schist (Amisk Group) unit and are aligned over a 10 km strike length along the northwest flank of the McLeod Syncline. These zones have been named K1, K5, K7, K10, K11, Margaret (North and South), Margaret Extension, South, F1 and Moon Gertie Zones. Gold mineralization on the Squall Lake Property, like many producing gold mines in the Archean, exhibits an erratic distribution of gold grains. Gold occurs as coarse free grains and as smaller particles within and adjacent to arsenopyrite mineralization. The erratic distribution means that overall grades predicted from well spaced drill intersections can have a high margin of error. The nugget effect is readily apparent in drill core assays. The important implication is that diamond drilling information, considered in isolation, may well be misleading when consideration is given only to the economic value of the drill core assays. In other words, diamond drilling information should be utilized for outlining the existence of favorable gold bearing structures as well as to facilitate reserve and resource estimations but should be coupled with the collection of bulk samples. In this regard, the last two exploration programs in 1990 had been designed to provide information about the concentration of gold with respect to the various vein systems, host rocks and associated alteration patterns. This was done by compiling all the known drill results combined with detailed sampling of the various vein systems and host rocks at the various surface occurrences. The purpose of this was to identify the important parameters with respect to economic gold concentration so that the interpreted results from future drill programs are not based strictly on drill core assays. Detailed sampling at most of the known surface occurrences, as well as drill log compilation, has consistently proven that the highest grade gold mineralization is directly associated with quartz veins that are rimmed by masses of fine grained arsenopyrite and a light green alteration identified in thin section as scorodite and/or secondary arsenates +/- chlorite +/- epidote (Harris, 1989). These veins most commonly occur as tabular veins, sub-parallel to the enclosing stratigraphy, and as tightly folded and contorted veins that can also have a near vertical attitude. The highest concentration of these veins occurs within the sill-ash complex within 10.0 m of the contact with the overlying laminated metasediments, representing the Lower Silicified Zone.

EXPLORATION

Garson Resources itself has conducted minimal exploration on the property, $4,500 in 2004. The summary of recent exploration, conducted by others, that follows in taken from the 2002, technical report by Mr. Cavey with updates of more recent work.

Recent exploration began in early June 1987 with the establishment of a cut line grid over the entire property. Lines were spaced every 100 meters with picketed stations every 25 meters. The original 1980 baseline utilized by Camflo Mines Ltd. was re-used as a base for the 1987 line-cutting program.

Geological mapping at a scale of 1:2500 was completed on lines 41+00S to 52+00S. The purpose was to map the nose of the McLeod Lake Syncline and to laterally trace the mineralized horizon around the fold. Detailed prospecting was carried out, and concentrated on the nose of the McLeod Lake Syncline as well as in the Amisk metavolcanic rocks in fault contact with the syncline. Biogeochemical sampling of alder and spruce leaves was completed at 25 meter intervals over select lines, a total of approximately 1300 samples were collected. Zenco collected approximately 1000 B-horizon soil samples at 25 meter intervals from selected areas. Both biogeochemical and B-horizon soil sampling surveys proved to be effective methods for locating near surface gold mineralization. A strong and broad soil anomaly was detected over the Moon Gertie showing with values up to 1.54 g/t (0.045 oz/ton) and other values as high as 460, 750, 850 and 930 ppb.

A ground magnetometer survey was completed over the entire grid using EDA Omni IV magnetometers. A VLF-EM survey using a Geonics EM-16 receiver tuned to the transmitter in Seattle, WA was completed on lines 44+00S to line 52+00S. The magnetic survey on the 1987 grid outlined a series of narrow, linear anomalies up to about 1,000 gammas above background. Between line 41+00S and 48+00S the pattern of the anomalies takes on the aspect of a fold. The anomalies probably reflect mafic sills, but it appears that not all of the sills are magnetic, including the main sill that hosts the known mineralization.

There is an obvious dislocation between the main body of magnetic anomalies and those that define the nose of the fold, which is difficult to explain without a fault. The results support several possible strikes for such a fault, one of which strikes roughly east/west directly through the Moon Gertie Zone on line 45+00S. Quartz veins on the property follow a similar structural trend. The mineralization on the nearby Snow Lake Mines property is also associated with east/west structures. The VLF-EM survey detected a large number of anomalies who's in phase peak to peak amplitudes varies from a few percent to 224%. These anomalies identify a number of conductors that are continuous with conductors outlined by previous VLF-EM surveys on the property. The causes of the conductors cannot be ascertained based on the results of the VLF-EM survey above. Nothing, such as faults, shear zones or sulphide zones was observed in geology that would explain the conductors. The known mineralization appears to be related to structures. However, no strong shearing is evident and original structure may have sealed after deposition of the mineralization.

Most of the conductors outlined by the present and previous surveys fall in swampy areas between ridges of outcrop. The high resistivity contact between the swampy ground and bedrock is sufficient to cause many of the conductors and, therefore, provides their most plausible explanation. It is possible, however, that the swamps occupy differentially weathered zones of weakness caused by faults or shear zones. In this case, the VLF-EM would serve to indirectly identify such structures if they do indeed exist. The final VLF-EM and magnetic maps were created by Urquhart Dvorak Ltd. of Toronto.

In late September 1987, approximately 16 kilometers of induced polarization coverage was completed on selected lines between 38+00S and 52+00S by OreQuest personnel. This survey was done in the time domain with an EDA IP-2 receiver and a Phoenix IPT-1 transmitter using the dipole-dipole electrode assay with an electrode spacing of 25 m expanded through 4 separations. The geophysical data was processed and compiled in the field using an Eagle XT computer. The survey outlined a number of weak chargeability anomalies with amplitudes up to 25 msec. The anomalies at the very west ends of line 38+00S, 39+00S, 41+00S, 42+00S, 43+00S, 45+00S, 46+00S, 47+00S, and 48+00S occur within staurolite schist and are probably caused by minor amount of pyrite occasionally observed within this unit. Anomalies at the east ends of lines 45+00S, 49+00S, 50+00S, and 52+00S emanate from mafic volcanics that border the eastern side of the property.

With a few exceptions the other anomalies recorded by the survey correlate with known mineralization. This correlation is most dramatic on line 45+00S where a 250 m wide anomaly between 2+25W and 3+75W coincides almost exactly with mineralization in the Moon Gertie Zone. The survey successfully traces the mineralization from the Margaret Zone on line 38+00S all the way to line 52+00S. There is no anomaly on line 43+00S, 46+00S and the BL possibly because of one of the reasons discussed below. No survey was carried out where the zone crossed line 49+00S. The anomalies are probably caused by arsenopyrite that commonly occurs with the gold mineralization. Because of low grade and restricted size of the arsenopyrite mineralization, not all of the zones are evident in the survey results. Another factor in the detectability of the zones is the high resistivity contrast between the overburden and bedrock. In cases where the overburden is thick enough, very little response can be expected from the mineralization zones, with already low intrinsic IP response, in the underlying bedrock.

There are five unexplained anomalies on the property. They occur at:

L38+00S, 4+75W-5+25W
L39+00S, 4+70SW-5+00W
L41+00S, 2+25W-2+50W
L46+00S, 8+00E-8+50E
L48+00S, 3+50E-3+75E

In October 1987 an extensive stripping/trenching program was undertaken to primarily expose the Moon Gertie Zone as well as examine the South Zone. The stripped area was selected based on a compilation of results of the previous mentioned programs. The stripping was subcontracted to G & E Resources of Snow Lake, utilizing both a D-7 bulldozer and a Caterpillar backhoe. Washing and channel sampling of the mineralized zones was carried out by OreQuest personnel. Approximately 205 meters of channel sampling was completed utilizing a Stihl P1550 diamond saw. Channel cuts were 2-3 cm in width and 1-2 cm deep. Two main areas within the stripped area were washed for detailed study. These were designated washed area WA 1 and WA 2. The stripping revealed the presence of widespread quartz veining accompanied by consistent arsenopyrite mineralization in the Lower Silicified Zone. The density of quartz veining was higher than at the Margaret North and Margaret South Zones, also in the Lower Silicified Zone and at least three generations of quartz veining were noted. The mineralized zones were characterized by a strong near vertical fabric in the sill ash complex. Repetitions of metasediments and sill rock in parallel fashion may be the result of tight folding, which is clearly evident in one set of quartz veining. Sampling returned erratic results. The highest was sample #14371, which yielded 35.7g/t (1.04 oz/ton) over one meter from WA 2. This sample cut a strongly folded quartz vein. Good visible gold was noted along the vein margin of a crosscutting quartz vein in WA 2, but a channel sample yielded only 1.7g/t (0.051 oz/ton) across 1 meter (sample #14391). Anomalous gold was apparent over a 20 meter width at the south end of WA 2 and was open at both ends. A grab sample (#14393) of sill rock with arsenopyrite mineralization and green alteration (amphibole) yielded 11.9g/t (0.346 oz/ton), yet a channel sample 20 centimeters away yielded only 220 ppb (#14329, WA 1). Clearly, the gold is not evenly distributed.

Previous rock sampling, trenching, drilling programs have encountered great difficulty in obtaining reliable assay results due to the `nugget effect', which occurs when gold exists in the coarse, free state. To minimize the impact of the nugget effect explorationists attempt to obtain as large a sample as possible, hence a more accurate average gold content. In order to mitigate this effect in trying to determine an average grade for the property, a bulk sampling program from the Moon Gertie Zone and the Margaret South Zone was completed.

On the Moon Gertie sufficient channel sampling had been done for comparison. Samples of one cubic meter were collected along selected surface channel sample locations. Fifty tonnes equated to 18 cubic meters or 18 meters of channel length along three separate areas on the Moon Gertie Zone. A specific gravity (S.G.) calculation of 2.68 for quartz vein and 3.00 for wall rock (country rock) material was used, with the vein accounting for 25% by volume of the total bulk samples. This gave a tonnage factor of 10.8 cubic feet per ton or a S.G. of 2.94 tonnes per cubic meter (Arndt, 1990). Results are covered in the metallurgical testing section of this report.

Mini-Bulk Sampling – Margaret South Zone - Based on experience from the Moon Gertie bulk program, it was decided to take a similar, but smaller, mini-bulk sample on the Margaret South Zone. The 32 pail, 1027.5kg mini-bulk sample composite from all three blasts of the Margaret South Zone assayed 14.47g/t (0.422 oz/ton) gold (an average of the two sub-samples). The weighted average gold assay of all of the quartz (MSQV) and wall rock (MSWR) samples is 33.10g/t (0.966 oz/ton) gold. Many of the quartz vein samples contained free gold, as did a few of those of the wall rock. When picking material to fill the pails it was apparent that the Margaret South Zone was going to give gold values considerably higher than the Moon Gertie. The 32 pail bulk sample also had a split sent for 32 element ICP analysis. However, according to Arndt (1990), nothing anomalous was apparent except high arsenic (>1%) values. This is consistent with the large amount of arsenopyrite present in the wallrock.

In 2003 Coniagas Resources Ltd. re-established the former grid on the property and conducted a 19-hole drill program for a total of 1447.5meters drilled. The result of this drilling is covered under the drilling section.

DRILLING

The Squall Lake property has been drill tested by nine separate drill programs from 1945-1990. In total there have been approximately 568 holes drilled from a total of at least 32,557m (Figure 10). Precise numbers for drill holes and footages (meterages) are not possible, as some of the information for the earlier drilling was incomplete. The property was worked extensively in the 1940's, when Squall Lake Gold Mines diamond drilled 363 short holes (15,250m) that outlined the presence of nine zones of gold mineralization along a six kilometer stratigraphic horizon. Subsequent drill programs in 1981 and 1984 by Barrick Resources (formerly Camflo Mines Ltd.) and Zenco Resources (149 holes- 11,782m) indicated the presence of substantial gold mineralization within the Margaret Extension Zone. A 1987 drill program completed by Zenco Resources consisted of 30 holes for a total contract of 3,272.3 m (10,736 ft.). The 1987 drilling, in association with the previous drilling indicates that the Margaret Extension Zone contains erratic but anomalous mineralization within two main stratigraphic horizons. Gold deposition appears to be epigenetic in origin, and structurally controlled. Structural sites favorable for gold deposition were formed as a result of the contrasting competencies of differing rock types reacting to a homogeneously applied strain. Gold mineralization in the Upper and Lower Silicified Zones is strongly associated with narrow 5 - 10 cm deformed quartz veins with an alteration halo consisting of silicification, chloritization, biotitization, strong arsenopyrite mineralization and minor tourmalinization.

In February 1990, Graham Gold Mining Corp. completed an 11 hole, 1,067m diamond drill program. Six holes tested the Lower Silicified Zone at the Margaret South occurrence and five holes tested the Lower Silicified Zone at the Margaret Extension occurrence. Further diamond drilling in this area should concentrate on the down plunge extension of the mineralized body to the northeast where the deposit remains open. Visible gold commonly occurs on the vein margins as coarse, free grains, and as small grains within the fine grained arsenopyrite mineralization adjacent to these veins. As these veins were produced during the initial layer parallel shearing event (Hugon, 1989), it follows that they will be the most deformed as they would be subjected to all subsequent deformation. Since it is believed that gold emplacement on the Squall Lake property is a late stage event; these veins would provide the most favorable sites for the gold to concentrate from migrating hydrothermal solutions.

Data compilation from previous drill programs indicates that two or more of these veins per meter often returned an intersection of > 5.1g/t or 0.15 oz/ton. However due to the nugget effect, the presence of these veins does not always guarantee economic drill results.

Diamond drilling was conducted on the property in 2003, while the property was under option to Coniagas from Tri Energy / MBMI. The aim of this drilling was two fold: The first phase was a series of ten 'P' sized drill holes. These holes where drilled in areas of known mineralization of the Margaret Extension zone. A total of ten vertical holes were completed with a total of 652.5 meters. The purpose of these holes was to obtain a larger more representive sample of the mineralization and hence a more accurate estimate of the grade by reducing the nugget effect. These holes intersected mineralized intervals at similar locations to holes drilled in the area. The holes all returned gold values over narrow widths. The best value returned 2.95g/tAu over 4.45m, within this interval was 38.18 g/t Au over 0.2m. Only a sliver of this core has currently been assayed. The remainder is in storage waiting for the completion of the bulk sampling procedure. Therefore no compilation has been conducted to determine if a larger core size is of benefit in returning a better estimate of the true grade. No study has been conducted on how this drilling compares to the additional drilling in the area.

The second phase of the 2003 drill program was one of exploration drilling. Nine 'B'sized holes were drilled to test IP responses defined by geophysics conducted by previous operators. A total of 795 meters were drilled in 8 holes vertical and inclined holes. Hole B-15-03 intersected the most significant mineralization, returning 5.67 g/t Au over 0.28m. Most of the holes intersected short intervals of the ash-sill complex prior to intersecting the staurolite schist. This may indicate thinner intervals of the favourable unit or that the holes were drilled to close to the margins of the unit.

SAMPLING METHOD AND APPROACH

The following is a general description of the sampling methods utilized, approach taken and security measures in place during the 1987-1990 exploration programs. OreQuest personnel carried out washing and channel sampling of the mineralized zones within stripped areas. Approximately 205 meters of channel sampling were completed utilizing a Stihl P1550 diamond saw. Channel cuts were 2-3 cm in width and 1-2 cm deep. Samples were collected in plastic sample bags. The bags were sealed with tape and shipped to the lab in large white rice bags. In late 1988- early 1989, Graham Gold Mining completed a bulk sampling program on the Moon Gertie, Margaret Extension and Margaret South Zones. 18 meters were blasted with representative samples of quartz vein and wall rock material were collected from 17 selected cubic meters and placed in six gallon plastic pails, each weighing approximately 30 kg. The total weight of these pails was 478 kg. The blasted muck was then separated into two samples, labelled "A" and "B". The broken rock was then hauled to a rock crushing facility 30 km south of Snow Lake. The crushed samples were loaded onto two highway flat deck trailers, with sides, and shipped to the metallurgical lab in North Vancouver, Coastech Research Inc.

All of the Squall Lake drill core from the drill programs in 1987 and 1990 were logged by OreQuest geologists, there were up to three different geologists involved in logging core at various times. Core recovery was generally very good, usually in excess of 90%. The diamond drilling was subcontracted to D.W. Coates Enterprises of Delta, British Columbia. A Longyear 38 diamond drill rig was utilized, recovering BDBGM core (1 11/16" diameter). Drill crew loaded the core into core boxes that were transported from the drill site by OreQuest personnel to the logging facilities in the Town of Snow Lake. Core logging and sampling was done on site. No particular sample security measures were employed, i.e., the samples were not placed in tamper proof or tamper identifiable bags, were not shipped in tamper proof containers. All drill core was photographed, then the core boxes were nailed shut and the core was shipped to the laboratory. Core boxes that had not yet been logged, when stored on site, were in a secured, locked, building.

In 2003 Coniagas Resources drilling was conducted by Midwest drilling. The core was received from Midwest and taken to a core shack in Snow Lake. The core was logged by geological units and sampled based on mineralization and alteration as warranted by geologist Anthony J. Spooner P.Geo. Core recovery was very good commonly near 100%. Approximately 400 samples were obtained from the PQ sized diamond drilling and an additional 386 samples were obtained from the BQ drilling. After logging and sampling the drill core was then stored at the New Brittania Mine.

SAMPLE PREPARATION ANALYSIS AND SECURITY

Previous drilling programs have encountered great difficulty in obtaining reliable assay results due to the `nugget effect', which occurs when gold exists in the coarse, free state. This effect is created by the presence or absence of large gold flakes in the relatively small volume of rock actually fired for a gold assay. To minimize the impact of the nugget effect the core was assayed whole, to obtain as large a sample as possible, hence a more accurate average gold content. Prior to shipping, the entire core was photographed with sample locations and geological units marked on utilizing grease pencils. Average sample size was 1.0 metre. In addition, mineralized and/or altered sections of the core were analyzed for free gold/metallics, grinding the entire sample to a 150 mesh size. The free gold analytical method consisted of analyzing two representative samples from the - 150 fraction, and the entire coarse fraction, +150, with a resultant overall weighted average. The remainder of the core was analyzed by regular fire assay methods. All drill core was sent to Technical Services Laboratories (T.S.L.) for analysis, which in the 1987-90 period, maintained a full service laboratory in Saskatoon, Saskatchewan. Vangeochem Labs (VGC) of Vancouver completed a number of re-checks. Both labs were certified Canadian laboratories at that time of the 1987-1990 exploration. The author is unaware if ISO certification was in place for any of the two labs during the 1987-1990 exploration programs. Zenco completed Biogeochemical sampling of alder and spruce leaves in 1987 over select lines. Samples were sent to T.S.L. Laboratories in Mississauga for gold analysis by neutron activation. Zenco also collected B-horizon soil samples from selected areas. Samples were sent to T.S.L. Laboratories in Saskatoon for gold geochemical analysis.

In 2003 Coniagas treated different sized core slightly differently. The 'B' sized exploration core was split longitudinally by core saw and then bagged with the appropriate sample number prior to being sent to the lab. A small sliver of core was cut from the 'P' sized core was first and then this sliver was then cut in half. One half of the sub-sample was the sent to the lab for analysis. The larger segment of core was selected for a bulk sample with the other portion of the sliver was maintained for future examination. All samples were sealed in rice bags and shipped to Accurassay Laboratory in Thunder Bay. Samples were assayed by regular fire assay with an AA finish. All procedures in handling the diamond drill core in the most recent drilling campaign appear to conform within industry standards.

DATA VERIFICATION

A program of quality control was in place throughout all the drilling programs. OreQuest personnel, under the supervision of the Mr. Cavey, completed all the sampling. All drill core was sent to Technical Services Laboratories and as a check, a number of re-assays were completed by Vangeochem Labs (VGC) of Vancouver. Due to the passage of time and the practices of that time, no detailed records exist which document the exact number of rechecks nor the frequency of rechecks preformed on the drill core. OreQuest reports for that time period state:

"The rechecks were generally consistent with the original assays; some variance did occur but the results never changed the value from an uneconomic grade to an economic grade or vise versa. The variance can be attributed to the nugget effect."

Therefore, Mr. Cavey (2002) is of the opinion that the previous drill core sampling meets the spirit of the standards set out in NI 43-101. Further data verification occurred in 1987 with the cloning of four 1984 holes with 1987 drill holes. The first four holes of the 1987 program were designed to retest some of the better mineralized grade intersections encountered during previous drill programs. The purpose was to determine if previous results could be repeated and concurrently, establish the reliability of results obtained during the past drilling with respect to recent programs. The resultant drill core analysis demonstrated the erratic nature of the gold mineralization, with holes ZN-87-01 and 87-04 yielding similar but lower gold values in the same general vicinity as the 1984 intercepts, while holes 87-02 and 87-03 failed to duplicate previous results. The discrepancies were determined to be attributed to the "nugget effect" making direct data verification difficult.

Quality control for Coniagas drilling in 2003 consisted of lab checks every 10th sample. No checks, standards or blanks were inserted into the sample stream.

A sample taken by the author, from a quartered section of the 'P' sized core returned 2.49 and 3.24 g/t Au while the original assay received by Coniagas was 2.24 g/t. This variation is probably due to the nugget effect and demonstrates the need to complete the bulk sample analysis and use pulp metallic methods when dealing with coarse gold.

ADJACENT PROPERTIES

Only one commercial gold deposit, the New Britannia Mine at Snow Lake (formally known as the Nor Acme Mine). It lies approximately four kilometers southeast of the Garson Resources claim border. The New Britannia Mine was subsequently closed in 2004 and the 2000 t/day mill placed on care and Maintenance. The High River website indicates measured and indicated mineral resources of 2.21 million tonnes at 5.11 g/t Au remain within the property at the time the project was placed on care and maintenance. (High River Website) Historic drilling in the mid 1980's by Snow Lake Mines Limited on their property, located immediately south of the Squall Lake property, had indicated the presence of economic gold concentrations in at least two separate zones, the #3 Zone and Birch Zone, 2.5 km and 3.0 km southeast of the Garson Resources claim boundary. The author has been unable to verify the resources reported on the adjacent properties and that the information is not necessarily indicative of the mineralization on the Squall Lake property.

MINERAL PROCESSING AND METALLURGICAL TESTING

A comparison of the channel sample assays and placing them in either A or B bulk sample groups following the meters they represent, gives an average of 3.65g/t (0.106 oz/t) Au. This is close to the average from the 30 kg pail average from above of 3.55 g/t (0.1035 oz/t). The average assay from the drill cuttings of 1.52g/t (0.0442 oz/t) Au corresponds closely to the bulk sample averages of 1.42g/t (0.0415 oz/t) gold. The difference in the results from the 30kg pails and the drill cuttings can be attributed to the problems encountered with coarse gold.

The gold recoveries from the direct cyanidation testwork all samples and gravity/flotation tests on just the composited samples are as follows:

Sample	Direct Cyanidation	Gravity and Flotation
Bulk Sample A	82%	n/a
Bulk Sample B	81%	n/a
Quartz Vein Composite	87%	95.8%
Wallrock Composite	89%	89.6%

These results indicate several important characteristics of the mineralization:

1. Bulk samples A and B gave marginal gold recoveries by cyanidation, however recovery improved somewhat in the quartz vein and wallrock composite samples. This could indicate that recovery by cyanidation may improve with increased original gold content.

2. The gravity and flotation recoveries were better than cyanidation, particularly in the quartz composite sample (95.8%)

3. According to Coastech Research, when all three methods are combined, the material will respond well in a plant system using gravity, flotation and cyanidation circuits in series.

Harris Exploration Services of North Vancouver were subcontracted to conduct a microscopic examination and reported that the sulphide mineralogy is predominantly arsenopyrite, with accessory pyrrhotite, pyrite and trace chalcopyrite. The gangue is mainly quartz, plagioclase with accessory hornblende and trace biotite. The flotation and gravity concentrates are similar in mineralogy, but the gravity concentrates are more closely sized and have a higher ratio of arsenopyrite to pyrrhotite. Visible gold is present in both concentrates as liberated grains (25%), inclusions in arsenopyrite (59%), inclusions in gangue (12%) and an inclusion in limonite (5%). Gold grain size was found to be between 10 and 80 microns, with one grain of 200 microns.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Gold deposition within the Margaret Extension Zone occurs in two main, continuous horizons: the upper silicified zone, hosted within laminated metasediments, and the Lower Silicified Zone, which occurs at the contact and within the upper portions of a mafic sill and the overlying laminated metasediments.

Contour intervals were selected to demonstrate the area of the Margaret Extension zone with gold assays better than 3.43 g/t (0.1 oz/ton) and widths better than 1.83 m (6 ft.). Tonnage and grade estimations were completed using the grams times meter product of greater than 6.0 grams/tonne x meters. Volumes were estimated using widths as determined by the minimum distance between drill sites in "grid North - South" direction, and the middle distance between drill holes on the same lines in longitudinal section plan. All grade data is uncut with the exception of two values; in 84-7, 196.46 g/tonne and 84-8, 787.89g/t. Both values have been cut to 64.57g/t (2.0 oz/ton). The historic resource figures generated by Graham Gold are included in the terminology utilized at that time and have been reclassified by the original engineer who did the prior calculation, Mr. R. Arndt P.Eng, to CIM approved standards as required in NI43-101.

The 1987 drilling, in association with the previous drilling indicates that the Margaret Extension Zone contains erratic but anomalous mineralization within two main stratigraphic horizons. The Upper Silicified Zone occurs with the Missi arkoses, and has approximately 112,000 tonnes (123,400 tons) of material grading 4.35 g/t (0.127 oz/ton) (uncut). The Lower Silicified Zone occurs 15 - 20 meters stratigraphically below the Upper Silicified Zone at the upper contact of a biotite - hornblende - plagioclase sill and arkosic metasediments. An Inferred Mineral Resource of approximately 156,000 tonnes (172,000 tons) of material grading 5.04 grams per tonne (0.147 oz/ton) (uncut) has been outlined to date. These estimations of Inferred Mineral Resources in the Upper and Lower Silicified Zones has been delineated by the 1987 drilling and also by utilizing the data obtained in 1981 and 1984. The historic resource figures generated by Zenco and OreQuest were documented in the terminology utilized at that time. The original author of the 1987 resource calculation (Arndt 1987) has reviewed the work and confirms that these resources are to current CIM approved standards as required in NI43-101. The geometry of the Lower Silicified Zone is complex, forming numerous less continuous lenses at the same orientations as the Upper Silicified Zone, combined with areas of more widespread sheet like mineralization. Six additional isolated single hole intersections have not been used in the tonnage estimations. The Upper Silicified Zone forms a stratiform flattened cigar shaped body striking 40^0 and plunging at 8^0 to 12^0. It is characterized by intense silicification, quartz veining, chlorite and carbonate alteration accompanied by 2 - 15% fine to coarse grained arsenopyrite mineralization and lies between lines 31+75S and 35+75S, averages 20 - 25 meters wide and averages three meters thick.

In 1989, Graham Gold re-estimated and reclassified the "*drill indicated geological reserves*" to a "*geological mineral inventory*" based in part, on the bulk sampling work and the diamond drilling completed in 1989. The historic resource figures generated by Graham have been reviewed and redefined to conform to the CIM approved standards as required in NI43-101. Graham reported resources in the Indicated and Inferred categories but since the exact parameters used for this recalculation were not reported in the old technical reports, all resources have been categorized as Inferred Resources (Cavey, 2002). In the most recent work for Graham Gold Mining Corp., Inferred Mineral Resources at the Margaret Extension Zone had been estimated as follows (Arndt 1989) and are now listed in the CIM approved standards as required in NI43-101 (Arndt, 2002).

Table III – Inferred Mineral Resources, Margaret Extension
(Cavey, 2002)

	Inferred Mineral Resource	
Zone	**Tonnage (t) Gold**	**Grade (g/t)**
Upper Silicified	100,000	4.85
Lower Silicified	337,000	5.40

The object of the 'P' sized core drilling in 2003 by Coniagas was to drill within the resource area of the Margaret Extension Zone. No update has been calculated on how this drilling will impact on the reported inferred resources. The bulk sample obtained from the 2003 Coniagas drilling has yet to be submitted for analysis. This sample should be processed and compared to the smaller sub-sample and the historical holes in the area to determine the effect of drilling the larger diameter core.

OTHER RELVANT DATA AND INFORMATION

The author is not aware of any other "Relevant Data or Information" needed to make this technical report understandable or complete.

INTERPRETATION AND CONCLUSIONS

The various vein systems were produced during the development of a property wide shear system that affected the entire McLeod Lake syncline. This shear system is a direct consequence of the overthrusting responsible for the McLeod Road Thrust Fault that occurs along the southeast boundary of the property. This thrust faulting initially generated a layer parallel shearing with the main controlling factor being competency contrasts between different lithologies. This type of Riedel (R) shearing accounts for the Lower Silicified Zone(s) at the sill-ash complex/metasediment contact, which represents the majority of the gold mineralization, discovered to date on the property. Mineralized zones conforming to this type of shear are expected to occur as a series of en echelon lenses throughout the entire McLeod Lake Syncline. The Margaret South and Margaret Extension occurrences conform to this type of shear. Overburden stripping at the Margaret South occurrence demonstrated that this particular type of shearing is also not necessarily parallel to lithological contacts. The important implication is that previous drill intersections from within the sill ash complex may actually represent mineralized zones that are continuous to the main Lower Silicified Zone in contact with the overlying metasediments. This could potentially add additional tonnages to the Margaret Extension mineral resources of the Lower Silicified Zone. The various diamond drilling programs at the Margaret Extension area have outlined an Inferred Mineral Resource which stand at 100,000 tonnes grading 4.85 g/t gold in the Upper Silicified Zone and 337,000 tonnes grading 5.40 g/t gold in the Lower Silicified Zone (the resource figures conform to the CIM approved standards as required in NI43- 101, Cavey, 2002). Future diamond drilling will be required to further define the extent of these zones. Quartz veining generated by the Riedel layer parallel shearing event occurs sub-parallel to the enclosing stratigraphy and in general carries the highest grades of gold mineralization since they are the most strongly deformed. Some of these veins are tightly folded and fractured due to a general compression with continued shearing generated by the overall dextral thrust faulting, related to the McLeod Lake Thrust Fault.

A second type of deformation that affected the property is responsible for the development of large scale, subvertical Riedel shears that cut across the McLeod Lake syncline. This is a transcurrent shearing event that occurred coeval and subsequent to the deformation that formed the Margaret South occurrence. Structural interpretation indicates that these two deformations to have occurred coeval and closely, without interruption following one another. This accounts for the veins at the various occurrences that have both a horizontal (layer parallel) and subvertical (large scale R shear) component. The large scale subvertical shearing is evident at the Moon Gertie and F1 occurrences where the vein structures and the enclosing wallrock have a preferred subvertical orientation. These shears will also account for some of the drill intersections that occur within and near the base of the sill ash complex. Strike continuity of these subvertical zones through the sill ash complex is difficult to determine since these zones do not appear as strong as the layer parallel shearing generated zones, and in part because previous diamond drill programs were not conducted at optimum angles to consistently intersect them.

Structural interpretation of the eastern limb of the McLeod Lake syncline indicates a subvertical to overturned eastern limb. This is suggestive of strong deformation along the axial plane that is also where the greatest thickening of lithological units should occur. These facts indicate that the axial plane and the eastern limb have a high potential for the discovery of other mineralized bodies. This is based on the fact that the gold mineralization on the property is exclusively associated with structures generated by the over-thrusting and subsequent evolution of the McLeod Road Thrust Fault. Since the axial plane is the site of the strongest deformation and the southeastern limb of the syncline is much steeper than the northwestern limb, it follows that these areas of the property would have a higher potential for gold deposition. Further enhancing this fact is that the major gold occurrences in the immediate area including the Nor Acme Mine, The #3 Zone on the adjacent Snow Lake Mines property and the Bounter Zone are all splay faults directly off the McLeod Road Thrust Fault. This thrust fault marks the eastern border of the McLeod Lake syncline on the Squall Lake Property. Exploration programs have shown that gold mineralization on the property is directly associated with secondary structures generated during over-thrusting related to the development of the McLeod Road Thrust Fault.

The Squall Lake property has the potential to host additional gold mineralization not yet discovered. The axial plane of the McLeod Lake Syncline contains the highest potential to discover blind deposits since it represents the strongest deformation and the greatest thickness of lithologies. The southeast limb of the McLeod Lake Syncline also represents a high priority target area since the steeper dips on this limb are more favorable for conventional mining methods. These areas have received little attention in previous exploration programs.

RECOMMENDATIONS

The author recommends that Garson Resources approach the next phases of exploration as follows:

Phase Ia

- Complete bulk sample that was started by the previous operators.
- File all assessment work conducted by previous operators.
- Determine a conceptual model of the size and type of deposit that would be economic in the Snow Lake area, possibly by using the New Britannia Mine as a model.
- Determine the impact of drilling large diameter "P" core and if it has an effect on reducing the nugget effect identified by previous operators.
- Conduct a complete data compilation of the previous work and create a digital database of all past drilling with emphasis on correlating previous grid systems.
- Run lines of IP over the previously established grid to confirm the location of conductive anomalies identified by previous operators prior to drilling and complete additional linecutting on the property.
- Conduct geological mapping in the Southeast portion of the property to better define the location of the basic sills in the Missi group as well as attempt to define the location of the McLeod Road Thrust fault.
- All future samples that appear to be well mineralized should be assayed using the metallics method where more of the sample submitted is processed for analysis.

Phase Ib

Conduct a 2,000m exploration diamond drill program. It is recommended that the focus be on the southeast limb of the McLeod Lake Syncline and McLeod Road Thrust fault. The aim is to discover new zones of gold mineralization in areas that contain strong potential as outlined in this report. New zones would significantly impact the economic development of this project. In addition, the company is recommended to complete several vertical holes along the McLeod Lake Syncline fold axis. Secondary targets include the showings in the northwest portion of the property that appear to have seen very minor exploration and new mineralization discovered in hole b-15-03. These targets would be developed pending the results of the compilation of the historical drilling and be conducted after the completion of phase 1a.

A **Phase II** program should focus on the expansion of know mineralized zones. This phase would be targeted on meeting the size and grade requirements identified in the conceptual study conducted in phase I. It is anticipated that the program would consist of 3000m of expansion diamond drilling. The core size would also be reflective from the results of the completion of the study determining the impact of the larger diameter core in phase 1.

COST ESTIMATE

PHASE Ia	
Linecutting 30 km @ 500/km	$ 15,000
Induced Polarization Survey - 50 km @ $1000/km	50,000
Conceptual scoping study	20,000
Geological mapping	45,000
Sample Analysis – 400 samples @ $25/sample	10,000
Data Compilation	40,000
Support Costs - all-inclusive, including meals, travel, mob/demob. etc.	15,000
Contingency @ ~15%	30,000
Sub-Total Phase Ia	**$ 225,000**

PHASE Ib	
Diamond Drilling 2,000 meters @ $100/m	200,000
Wages - Geologist	50,000
- Assistant	25,000
Support Costs - all-inclusive, including meals, travel, mob/demob. etc.	20,000
Contingency @ ~15%	45,000
Sub-Total Phase Ib	**$ 340,000**
Total Phase I	**$565,000**
PHASE II (Contingent on results of phase 1b)	
Diamond Drilling 3,000 meters @ 100/m	300,000
Wages - Geologist	80,000
- Assistant	40,000
Core Sample Analysis – 1000 samples @ $25/sample	25,000
Support Costs - all-inclusive, including meals, travel, mob/demob. etc.	35,000
Contingency @ ~15%	70,000
Total Phase II	**$550,000**

USE OF WORKING CAPITAL

Funds Available

As at July 31, 2006 the Company had a total of $ 754,461 in allocated and unallocated working capital.

Principal Purposes

The principal purposes for which the Company intends to use its available working capital, in order of priority, are as follows:

- To pay the balance of the legal, audit and administrative $20,000 costs associated with this listing.
- To fund the proposed exploration program on the Squall Lake Property in the amount of $565,000.
- To general working capital $169,461.
- Total $754,461.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Selected Financial Information

The following is a summary of certain selected financial information which is qualified by the more detailed information appearing in the financial statements included in this Prospectus. The Company has declared December 31 as its fiscal year end.

This discussion and analysis of the operating results, cash flows and financial position of Garson Resources Ltd. (the "Company or Garson") should be read in conjunction with the unaudited Interim Financial Statements of the Company for the three months ended March 31, 2006 and 2005 and the financial statements for the years ended December 31, 2005 (audited), 2004 and 2003 (unaudited), which have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This discussion and analysis is for the year ended December 31, 2005 and the quarter ended March 31, 2006 ("Q1 2006"). Unless otherwise stated, information is current to March 31, 2006.

All of the Company's mineral properties are in the exploration stage. As it has no current revenue, the Company continues to generate losses and negative cash flows from operations.

Background

The majority of the exploration costs incurred on the Canadian Gold projects prior to October 2005 and the administrative costs were paid by MBMI. Direct costs have since been recognized by Garson, but no indirect overhead costs were allocated. Hence, general and administrative expenses in prior years are not comparable to the period occurring after October 2005. Because the majority of exploration and administrative costs were borne by MBMI for the fiscal years ended December 31, 2003 and 2004, the statements of cash flows do not disclose any transactions in those years.

Overall Performance

Summary of Annual Results

Yearly Results	Net Loss	Loss per share	Total Assets	Long term Liabilities
Year ended December 31, 2005 *(audited)*	**$116,752**	**$0.01**	**$1,157,768**	**$258,214**
Year ended December 31, 2004 *(unaudited)*	**$7,000**	**$0.00**	**$264,204**	**$68,705**
Year ended December 31, 2003 *(unaudited)*	**$3,000**	**$0.00**	**$89,794**	**$ nil**

Summary of Quarterly Results

Quarterly Results	Q-1	Q-2	Q-3	Q-4	Year to date
2006					
Net loss	**$101,828**	**$ -**	**$ -**	**$ -**	**$101,828**
Loss per share	$0.01	$ -	$ -	$ -	$0.01
2005					
Net loss	**$619**	**$1,885**	**$13,952**	**$100,296**	**$116,752**
Loss per share	$0.00	$0.00	$0.00	$0.01	$0.01
2004					
Net Loss	$0	$0	$0	$7,000	$7,000
Loss per share	$0.00	$0.00	$0.00	$0.00	$0.00

The Company recorded a net loss for the period ending March 31, 2006 of $101,828 ($0.01 per share), compared with $619 in 2005 ($0.00 per share). Net loss for the year ended December 31, 2005 was $116,752 versus $7,000 for 2004 and $3,000 for 2003. All figures are quoted for the latest quarter ended March 31, 2006 unless otherwise stated.

During the year ended December 31, 2005 flow-through shares were issued for the purpose of exploring mineral properties. The cash raised on the flow-through shares is restricted for use in qualified exploration relating to Canadian properties.

As at March 31, 2006, unspent cash proceeds from flow-through shares was $547,700 (December 31, 2005 - $547,700). As at March 31, 2006 the company had $700,000 of its cash invested in short term GICs earning interest at 3.3%. The GICs are held in $100,000 Units redeemable without penalty at any time.

At March 31, 2006, Garson had an accumulated deficit of $229,539 (December 31, 2005: $127,711), an increase of $101,828. The net loss for the three months ended March 31, 2006 was $101,828 (three months ended March 31, 2005: $619) which translates into a loss per share for the quarter of $0.01. The increase in expenditures over the equivalent period in 2005 reflects the relative inactivity of the Company until late 2005. Current results are due to exploration and administrative activities associated with the exploration of the Company's three Canadian gold properties (below) and general management of the Company.

Net loss for the year ended December 31, 2005 was $116,752, largely due to activities associated with the public listing of the Company and stock option compensation arising on the exercise of a right to purchase common shares in the Company. Net losses for the years ending December 31, 2004 and 2003 were $7,000 and $3,000 respectively. These arose from accounting and legal costs incurred to maintain the Company in good standing.

Garson has total assets of $1,174,811, and no long-term financial liabilities, except for a future income tax liability of $258,214 representing the taxable temporary difference between the tax and accounting book values of our mineral properties and deferred exploration costs. Assets consist largely of cash and cash equivalents resulting from unspent private placement funds (below) and investment proceeds.

Dividends

Other than the dividend in specie made by MBMI to its shareholders which will be qualified by this Prospectus, Garson has not paid dividends in the past and does not anticipate paying dividends in the near future. We expect to retain any earnings we generate to finance future growth.

Management Discussion and Analysis

Results of Operations

Quarter Ended March 31, 2006

During the quarter ended March 31, 2006, the Company generated Other Income (primarily interest on cash balances and GICs) in the amount of $2,405 (2005 $Nil). Expenses during the period were $104,309 (2005 $619) and include: consulting fees of $5,000, administration $21,000, rent $1,000, interest $60, office and miscellaneous fees of $4,238, legal fees of $24,743, travel expenses $2,266, accounting/audit fees of $43,502 and wages and salaries $2,500.

Accounting and legal expenses ($43,502 and $24,743 respectively) for the three-month period ended March 31, 2006 have increased over the equivalent period in 2005 ($Nil) due to the preparation and filing of the preliminary prospectus of the Company in May 2006.

Administration fees of $21,000 (2005: $Nil) for the quarter relate to ongoing management of the Company (see Related Party Transactions below).

Consulting fees have increased from $Nil to $5,000 for the three month period as a result of hiring of an investor relations consultant in 2006.

The increase in office and miscellaneous costs to $4,238 (2005: $619), travel to $2,266 (2005: $Nil) and wages and salaries to $2,500 (2005: $Nil) is a result of the initiation of business activities of the Company.

Office rent of $1,000 was paid to a related party (see Related Party Transactions) versus $Nil in the equivalent prior period due to the commencement of a rental contract on February 1, 2006.

Income of $2,481 consists of interest on cash and cash equivalent deposits of $2,405 (2005: $Nil) and other miscellaneous receipts of $76 (2005: $Nil).

Year Ended December 31, 2005

During the year ended December 31, 2005, the Company incurred expenses of $116,773 and generated interest income of $21. Major expenses during the year were stock option compensation expense $52,677, legal $25,369, accounting $15,256, consulting expense $17,435, travel $3,041 and office and miscellaneous expenses of $2,971. Expenditures in the 2004 year were negligible.

Accounting and legal expenses for the year ended December 31, 2005 ($15,256 and $25,369 respectively) have increased over the equivalent period in 2004 ($6,000 and $1,000 respectively) due to costs related to the plan of arrangement and filing of the preliminary prospectus and audit of the 2005 annual financial statements of the Company.

Consulting fees for the year ended December 31, 2005 have increased to $17,435 versus $Nil for 2004 as a result of the retention of a geological consultant in the last quarter of 2005.

The increase during the year ended December 31, 2005 in office and miscellaneous costs to $2,971 versus $Nil for 2004, and travel to $3,041 versus 2004 $Nil is a result of the initiation of business activities of the Company.

Stock option compensation of $52,677 for the year ended December 31, 2005 relates to granting of stock options to a director of the Company. The option was subsequently exercises and shares were acquired in respect of this agreement in late 2005 and no further rights to issue such shares are outstanding.

The Company will be carrying out a drilling and exploration program on the Squall Lake property which is anticipated to be completed by late 2006. Additional work on the Property will be contingent upon successful results being obtained from the preliminary exploration program.

Summary of Quarterly Results

During the quarter ended March 31, 2006, the Company raised $84,120 through its financing activities through the issue of common shares (net of financing fees and repayments of advances made by MBMI, a majority shareholder of the Company) and $10,000 through its investing activities. During the quarter the accumulated deficit in the exploration stage increased from $127,711 to $229,539, reflecting the $101,828 loss during the first quarter of 2006.

During the fiscal year ended December 31, 2005, the Company raised $963,095 through its financing activities and expended $4,546 through investing activities. A total of $80,368 was spent in operating activities. Prior to 2005, MBMI incurred costs on our behalf and raised necessary financing to cover those costs.

Liquidity and Capital Resources

The Company will continue to require funds for ongoing exploration work on the Properties, as well as to meet its ongoing day-to-day operating requirements and will have to continue to rely on equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

During the period November 2005 to March 31 2006, the Company completed four financial transactions for gross proceeds of $1,040,200. As at March 31, 2006, the Company has total cash and cash equivalents of $904,162, receivables of $4,206 and marketable securities of $11,250 (market value of $16,500). A total of $547,700 cash and cash equivalents are restricted for qualified exploration relating to Canadian properties.

Upon receiving the final receipt for this Prospectus by the Alberta, British Columbia and Ontario securities commissions qualifying the distribution of the Garson Dividend shares to the MBMI Shareholders as a dividend in specie the Company will have a total of 19,250,674 common shares issued and outstanding. See "Consolidated Capitalization" and "Plan of Distribution".

The Garson audited financial statements for the twelve month period to December 31, 2005 are attached along with the unaudited financial statements for the three months ended March 31, 2006 and 2005.

DESCRIPTION OF THE SECURITIES DISTRIBUTED BY WAY OF DIVIDEND

MBMI holds 4,491,250 common shares of Garson. This Prospectus qualifies the distribution of the said 4,491,250 common shares of Garson to the shareholders of MBMI as at the 6th day of January 2006 (the "Record Date") by way of dividend. Each shareholder of MBMI on the Record Date shall be entitled to receive one (1) Garson common share for each ten (10) shares of MBMI owned by the shareholder on the Record Date.

Garson has one class of shares outstanding: common shares. Our authorized share capital consists of an unlimited number of common shares without par value. As at the date of this Prospectus, Garson had a total of 19,250,674 common shares issued and outstanding.

All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distribution in the form of dividends, if any, will be set by the board of directors.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the share and loan capital of the Company from the date of the financial statements for the Company's most recently completed financial year end to the date of this Prospectus.

Prior Sales

The following table outlines the number and prices at which our securities have been sold within the last 12 months:

	Number of issued securities	Price per security	Total consideration	Date
Stock Options	1,000,000 Shares	$0.05	$50,000	August 2005
Private Placement	4, 075,000 Shares	$0.10	$407,500	November 2005
Flow-Through Private Placement	3,651,334 Shares	$0.15	$547,700	December 2005
Flow-Through Private Placement	173,840 Shares	$0.15	Finders Fees of $26,076	December 2005
Private Placement	350,000 Shares	$0.10	$35,000	March 2006

OPTIONS TO PURCHASE SECURITIES

Stock Option Plan

The Company has in place, a Stock Option Plan, (the Plan) dated for reference March 31 2006 pursuant to which, the directors are authorized to grant up to 10% of the issued and outstanding shares of the Company as it may be from time to time. As at the date of this Prospectus, the Company will be entitled to issue 1,925,000 options subject to the Plan. The Plan will be administered by the Board of Directors, or a committee thereof, who have the authority to grant options to directors, officers, employees, and consultants. At the time the option is granted, the Board will determine the exercise price, which shall be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercise of the options. There are currently no options outstanding, however the Directors anticipate that they will, at a future date, be issuing options subsequent to the completion of this prospectus offering.

ESCROWED SECURITIES

Securities held by principals of the Company are held in escrow pursuant to National Policy 46-201 *Escrow for Initial Public Offerings* (the "Escrow Policy") for a period of time following the Company's offering as an incentive for the principals to devote their time and attention to the Company's business while they are shareholders.

The following table sets out the number of common shares of the Company, which will be held in escrow on completion of this offering:

Designation of class held in escrow	Number of securities to be held in escrow	Percentage of class(1)
Common	3,704,244	19.2%

(1) Based on the 19,250,674 common shares that will be issued and outstanding on the completion of the distribution by way of dividend.

The common shares will be held in escrow pursuant to an Escrow Agreement dated May 19 2006 between the Company, Computershare Investor Services Inc. and the shareholders.

As the Company will be considered an 'emerging issuer' as that term is defined under the Escrow Policy, a principal's escrowed securities will be released according to the following schedule:

On _______, 2____, the date the Company's securities are listed on a Canadian exchange (the listing date)	**1/10 of the escrowed securities**
6 months after the listing date	1/6 of the remaining escrowed securities
12 months after the listing date	1/5 of the remaining escrowed securities
18 months after the listing date	1/4 of the remaining escrowed securities
24 months after the listing date	1/3 of the remaining escrowed securities
30 months after the listing date	1/2 of the remaining escrowed securities
36 months after the listing date	the remaining escrowed securities

*In the simplest case, where there are no changes to the escrow securities initially deposited and no additional escrow securities, the release schedule outlined above results in the escrow securities being released in equal tranches of 15% after completion of the release on the listing date.

PRINCIPAL SHAREHOLDERS AND DISTRIBUTING SECURITY HOLDERS

The following table sets out the number of common shares owned by our principal shareholders as at the date of this Prospectus, and the percentages of each class of securities known to us to be owned by our principal shareholders before and after the completion of the distribution contemplated hereunder:

Name of Principal Shareholder	Number and class of securities owned before completion of the Dividend	Percentage of class before completion of the Dividend (1)	Number and class of securities owned after completion of the Dividend (2)	Percentage of class after completion of the Dividend
MBMI Resources Inc.	4,491,250	23.3%	0	0
Donna Stringer	1,503,000	7.8%	1,543,000	8.0%
Edward Stringer	851,500	4.4%	874,600	4.5%
David Constable	851,500	4.4%	855,949	4.4%
Kenneth Cawkell	200,000	1.0%	277,948	1.4%
David Tafel	100,000	0.5%	152,747	0.8%

(1) Total Garson shares outstanding on completion of Dividend 19,250,674
(2) Common shares owned beneficially and of record after completion of the Dividend

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The following table sets out the information regarding each of our directors and officers, including the municipality of residence, the position and office held and the period of time served in this position, their principal occupation for the previous five years, and the number and percentage of securities beneficially owned, directly or indirectly, or over which control or direction is exercised.

Name, Jurisdiction and Country of Residence and Position with the Company	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years (1)	Director Since	Number and Percentage of Shares Held (2)
Ed Stringer Garson, Ontario, Canada *Director, Chief Executive Officer and President*	President of Stringer Explorations Ltd.	Amalgamation November, 2005	874,600 4.5%
David Constable Burlington, Ontario, Canada *Director and Vice President Corporate Development*	Former Vice President, Investor Relations, FNX Mining Inc. and presently Vice President, Investor Relations of Elko Energy Inc.	Amalgamation November, 2005	855,949 (1) 4.4%
David Tafel North Vancouver, British Columbia, Canada *Director, Chief Financial Officer Vice President of Administration*	Director and Vice President, Corporate Development of MBMI Resources Inc.; President of Pacific Capital Advisors Inc.	Amalgamation November, 2005	152,747 (1)(2) 0.8%
Kenneth A. Cawkell New Westminster, British Columbia, Canada *Director and Secretary*	Managing Partner / Lawyer, Cawkell Brodie Glaister LLP Business Lawyers; Director and Secretary of MBMI Resources Inc.	Amalgamation November, 2005	277,948 (1)(2) 1.4%

(1) MBMI Resources Inc. holds 4,491,250 shares of the Company, which are to be distributed the MBMI shareholders pursuant to this Prospectus. All of the directors currently hold shares in MBMI and as a consequence will be entitled to receive a pro-rata portion of the distribution

(2) David Tafel and Kenneth A. Cawkell are directors and officers of MBMI Resources Inc.

All of our directors will hold office until the next annual general meeting of our shareholders, which must be held by May 2007.

As at July 31 2006, the Company had a total of 19,250,674 common shares issued and outstanding. The directors and senior officers will own as a group, directly or indirectly, an aggregate of 2,161,244 (11.3%) common shares.

The Company has an Audit Committee. Each of the Directors of the Company is a member of the Audit Committee.

Corporate Cease Trade Orders or Bankruptcies

None of our directors, officers or principal shareholders are, or have been within the last 10 years, directors or officers of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days other than Kenneth A Cawkell, who was a director of MBMI Resources Inc. (then known as Mighty Beaut Minerals Inc.), during the period it was being reorganized, when it was the subject of a cease trade order dated July 10, 2002 for failure to file financial statements. The financial statements were filed and the order was revoked September 10, 2002 (September 13, 2002 by the Alberta Securities Commission).

None of our directors, officers or principal shareholders are, or have been within the last 10 years, directors or officers of any other issuer that, while that person was acting in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

Penalties or Sanctions

None of our directors, officers or principal shareholders are, or have been within the last 10 years, the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

None of our directors, officers or principal shareholders, or the personal holding company of such persons, has, within the last 10 years, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Conflicts of Interest

The transactions in which directors, senior officers, promoters or principal holders of our securities have had an interest in are described under the headings "Interest of Management and Others in Material Transactions", "Options to Purchase Securities" and "Executive Compensation". Other than as described under these headings, there are no material transactions with the directors, senior officers, promoters or principal holders of our securities that have occurred since incorporation.

Certain of our directors and officers also serve as directors and/or officers of companies, which may enter into contracts with the Company in the future. In the event that this occurs, a conflict of interest will exist. Directors in a conflict of interest position are required to disclose such conflicts to the Company.

Management

The persons forming our management team and our directors and officers are described briefly below.

Edward Stringer: 58, President, CEO and Director
Since 1983, Mr. Stringer has been the sole owner and President of Stringer Explorations Ltd., a private company which is involved in managing mineral exploration programs such as claim staking, line cutting, geophysics and diamond drilling. From 1987 to 1991 Mr. Stringer was President of Rainbow Exploration Corp. which was a public mineral exploration company listed on the Alberta Stock Exchange. Subsequently, the company was merged into the Rainbow Group of Companies listed on the TSX Venture Exchange. Mr. Stringer was also President of C.S.W. Ventures Corp. from 2000 to 2001, a Capital Pool Company which completed a qualifying transaction in August 2001 and is now Direct I.T. Canada Inc., trading on the TSX Venture Exchange. Mr. Stringer is a shareholder of Tri-Energy Inc., subsequently amalgamated to form Garson, and was one of the original shareholders who sold a portion of his shares to the Company (see General Development of Our Business - Background). Mr. Stringer will be responsible for the supervision of all exploration programs carried out by the Company and evaluate properties for potential acquisition. Mr. Stringer will devote approximately 40% of his time to the Company. Mr. Stringer has entered into a consulting agreement with the Company which contains a confidentiality and limited non-competition clauses.

David W. Constable: P.Geo., MBA, 58, Director and Vice President Corporate Development
Mr. Constable has over 30 years experience in mineral exploration, geology and management as an exploration geologist with the Noranda Group, private consultant and with the Ontario government. He was Vice President Investor Relations for Normandy Mining Limited in Toronto responsible for their North American market strategy, and from 2002 – 2005 he was Vice President Investor Relations and Corporate Affairs for FNX Mining Company Inc. From 2005 – 2006 Mr. Constable held the position of

V.P. Investor Relations and Corporate Affairs for Elko Energy Inc. In 2006 Mr. Constable assumed his current role as Vice President Investor Relations and Corporate Secretary for FNX Mining Company Inc. He is also a Director of several other public companies, including Southern Star Resources Inc. and Aquiline Resources Inc. Mr. Constable has been a director of MBMI since 2002 and a member of its audit committee. He stepped down as a director of MBMI at the October, 2005 annual general meeting. Mr. Constable is a shareholder of Tri-Energy Inc., the parent company which amalgamated to form Garson, and was one of the original shareholders who sold a portion of his shares to the Company (see General Development of Our Business - Background). Mr. Constable will be assisting the Company in property acquisition and assessment matters. Mr. Constable will devote approximately 15% of his time to the Company. Mr. Constable has entered into a consulting agreement with the Company which contains a confidentiality and limited non-competition clauses.

Kenneth A. Cawkell: B.A., LL.B., 54, Director, Secretary
Mr. Cawkell BA LLB is a member of the Alberta and British Columbia Bar Associations and has over 25 years experience in both public and private venture capital markets. He co-founded Cawkell Brodie Glaister LLP Business Lawyers in 1987, where he acts as managing partner. Throughout out his career he has been extensively involved in all aspects of corporate structuring, finance, and securities law. He is an investor in and founder of a number of private companies where he has held executive management positions, including CFO responsibilities. He currently sits on the board of directors of a number of private and public TSX / TSX-V companies and is currently a member of the Securities Law Advisory Committee to the British Columbia Securities Commission. Mr. Cawkell has been a director and secretary of MBMI since 1998 and is a member of MBMI's audit committee. Mr. Cawkell will be responsible for the corporate and regulatory compliance aspects of the Company. Mr. Cawkell will devote approximately 30% of his time to the Company. Mr. Cawkell has not entered into a non-competition or non-disclosure agreement with the Company.

David G. Tafel: B.A. Economics, 48, Director, Vice President Administration and CFO
Mr. Tafel has over 20 years of corporate management, strategic planning, administration and financing experience; He is President of Pacific Capital Advisors Inc., a company providing strategic planning, capital markets services, and private and public company administration services. He was a former financial advisor for a leading full service investment dealer. Mr. Tafel has been a director and the Vice President of Corporate Development of MBMI Resources Inc. since 2002.He is also a Director of Piper Capital Inc. Mr. Tafel will be responsible for the Administration and financial affairs of the Company. Mr. Tafel will devote approximately 40% of his time to the Company. Mr. Tafel has entered into a consulting agreement with the Company which contains a confidentiality and limited non-competition clauses.

The corporate and administrative offices of Garson will remain in Vancouver B.C. and the management of exploration and development will be Ontario based.

None of the Management of the Company works full-time for the Company. Each member of management will devote time to the Company as required. (See – Compensation of Directors below)

None of the Management of the Company has entered into a non-competition or a non-disclosure agreement with the Company.

EXECUTIVE COMPENSATION

Set out below are particulars of the compensation paid to the Named Executive Officers of the Company. Named Executive Officers are:

(a) the Company's Chief Executive Officer ("CEO") and the Company's Chief Financial Officer ("CFO"), despite the amount of compensation paid to those individuals;

(b) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year ended.

As at December 31, 2005, the end of the Company's most recently completed fiscal year, the Company's Named Executive Officers were: Ed Stringer, CEO and President and David Tafel, CFO and Vice-President, Administration. Their positions within the Company are set out in the Summary Compensation Table below.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officer for each of the Company's three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation Awards		Payouts	
Name & Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities under Options /SARS granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP Payouts ($)**	**All Other Compensation ($)**
Ed Stringer (1) CEO and President	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	200,000 (3) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David Tafel (2) CFO and Vice-President, Administration	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) The Company entered into a consulting agreement with the named executive effective January 1, 2006, pursuant to which Ed Stringer is paid a consulting fee of $3,000 per month. (See Compensation of Directors below.)

(2) The Company entered into a consulting agreement with the named executive effective January 1, 2006, pursuant to which David Tafel (through his consulting company Pacific Capital Advisors Inc) is paid a consulting fee of $2,000 per month. (See Compensation of Directors below.)

(3) The Company granted a stock option on the 24th day of August, 2005, expiring November 1 2005 pursuant to which Mr. Stringer received and subsequently exercised 200,000 options at $0.05 per share. (See Consolidated Capitalization).

Options / SARs for the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, incentive stock options and SARs (stock appreciation rights) were granted to the Named Executive Officer as indicated in the table below. The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Named Executive Officer	Securities Under Options / SARs Granted	Percent of Total Options / SARs Granted to Employees in Financial Year	Exercise or Base Price	Market Value of Securities Underlying Options / SARs on the Date of Grant	Expiration Date
Ed Stringer CEO	200,000	20%	$0.05 per share	Nil	November 1 2005
David Tafel CFO and Vice-President, Administration	Nil	Nil	Nil	Nil	Nil

Long-Term Incentive Plan (LTIP) Awards

No long-term incentive plan awards were granted to the Named Executive Officers during the most recently completed financial year.

During the most recently completed fiscal year, Mr. Ed Stringer exercised 200,000 options there were no SARs granted to or exercised by the Named Executive Officer.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no other compensatory plans or arrangements with respect to the Named Executive Officer resulting from their resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officer has been disclosed above in the Summary Compensation Table. The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors. No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended December 31, 2005, or during the first quarter ended March 31, 2006.

The Company entered into Consulting Agreements with Ed Stringer, Dave Constable and David Tafel (or their respective holding Companies) to provide executive management and administrative services. All of the Consulting Agreements are effective January 1, 2006; Ed Stringer receives $3,000 per month as CEO / President; David Tafel (through his consulting company Pacific Capital Advisors Inc) receives $2,000 per month as CFO/ Vice President, Administration; Dave Constable receives $2,000 per month as Vice President Business Development; Kenneth Cawkell, a director and Secretary of the Company, is a partner in Cawkell Brodie Glaister LLP, who provides legal services to the Company. None of the payments made by, or accounts rendered to the Company by Cawkell Brodie Glaister LLP relates to services provided to the Company by Mr. Cawkell in his capacity as director of the Company.

Directors of the Company are entitled to reimbursement for any expenses incurred by them on behalf of the Company. See Interest of Management and Others in Material Transactions.

Indebtedness of Directors And Executive Officers

None of the directors, the executive officers or their associates were indebted to the Company from the date of amalgamation to the period ended March 31, 2006.

PLAN OF DISTRIBUTION

The Dividend Distribution

MBMI is distributing 4,491,250 common shares of Garson Resources Ltd. by way of a dividend in specie, ("the Garson Dividend Shares") at a deemed price of $0.05 per share. Each shareholder of MBMI on the Record Date shall be entitled to receive one (1) Garson common share for each ten (10) shares of MBMI owned by the shareholder on the Record Date. This Prospectus qualifies the distribution of the Garson Dividend Shares to the shareholders of MBMI in the Provinces of British Columbia, Alberta and Ontario. Application will be made with the securities regulatory authorities in other jurisdictions of Canada to permit holders of common shares of MBMI resident in such other jurisdictions to receive the Garson Dividend Shares. There is no assurance that such regulatory approval will be received.

The number of common shares to be distributed to an MBMI shareholder will be rounded down to the nearest whole number of shares.

No securities are being offered in the United States pursuant to this Prospectus. Non of the common shares issuable have or will be registered under the United States Securities Act or any state securities laws of the United States, and unless so registered, the common shares may not be offered or sold in the United States or any territory or possession thereof or to of for the account or benefit of any United States person, except in each case pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the United States Securities Act, and applicable state securities laws of the United States.

Conditional Listing Approval

The Canadian Trading and Quotation System Inc. (the "CNQ") has conditionally approved the listing of these securities. Quotation is subject to Garson Resources Ltd. fulfilling all of the requirements of the CNQ.

Determination of Price

The deemed value of the Garson Dividend Shares is equal to the book value of the net assets of Garson on December 31 2005.

RISK FACTORS

The securities of the Company should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Prospectus prior to making any investment decisions. In addition to the other information presented in this Prospectus, the following risk factors should be given special consideration when evaluating an investment in any of these securities.

Exploration and Development: The Property is in an exploration stage only and is without a known body of commercial ore. Development of the Property will only follow upon obtaining satisfactory results. Exploration and development of natural resources involves a high degree of risk. Few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore. The long term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Operating Hazards and Risks: Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage. Although the Company has or will obtain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or for other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Environmental Factors: All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

Aboriginal Rights: Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the minerals claims in which the Company has an interest.

Competition: The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than it does. Competition could adversely affect the Company's ability to acquire suitable properties for exploration in the future.

Options and Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under option or joint venture agreements to which it is a party and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

Management: The Company is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company.

Conflicts of Interest: Directors of the Issuer may, from time to time, serve as directors of, or participate in ventures with other companies involved in natural resource development. As a result, there may be situations that involve a conflict of interest. Each director will attempt not only to avoid dealing with such other companies in situations where conflicts might arise but will also disclose all such conflicts in accordance with the *Business Corporations Act* (British Columbia) and will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Requirement of New Capital: As an exploration company without revenues, the Company typically needs more capital than it has available to it or can expect to generate through the sale of its products. In the past, the Company has had to raise, by way of debt and equity financing, considerable funds to meet its capital needs. There is no guarantee that the Company will be able to continue to raise the funds needed for its business. Failure to raise the necessary funds in a timely fashion will limit the Company's growth.

Flow-Through Tax Deduction: The Company will use its best efforts to ensure that expenditures it incurs qualify as CEE and are eligible for deduction by purchasers of the flow-through Shares. The application and interpretation of the Income Tax Act (Canada) is, in some instances, uncertain and the expenditures incurred by the Company may not qualify as CEE, and may result in the purchasers of flow-through Shares not being able to deduct those expenditures.

Dividends: The Company has not paid dividends in the past and does not anticipate paying dividends in the near future. The Company expects to retain its earnings to finance further growth and, when appropriate, retire debt.

Value of Company: The Company's assets are of indeterminate value. For further particulars see the financial statements scheduled hereto.

Liquidity: The common shares of the Company are subject to certain trade restrictions, which may include a hold period restricting the trading of the securities.

PROMOTERS

Each of Ed Stringer and MBMI are promoters as that term is defined in the *Securities Act* (R.S.B.C. 1996, c. 418). Prior to the distribution under this prospectus Ed Stringer held 851,500, or 4.4% of the issued and outstanding shares of the Company. Prior to the distribution under this prospectus MBMI held 4,491,250 or 23.3% of the issued and outstanding shares of the Company. As an MBMI shareholder, Ed Stringer is qualified to receive shares under this distribution. After the distribution, Ed Stringer will hold 874,600 or 4.5% of the issued and outstanding shares of the Company while MBMI will hold none.

We do not have any written or verbal contracts or any other arrangement in effect with any person to provide promotional or investor relations services.

LEGAL PROCEEDINGS

There are no legal proceedings or pending legal proceedings to which we are or are likely to be a party to or of which our property is likely to be the subject of.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Certain directors of the Company are partners or principals of other businesses which have provided professional services to the Company during the last completed financial year, and for which the Company has made certain payments. The following is a description of the transactions:

1. By way of a Consulting Agreement between Garson Resources Ltd. and Ed Stringer, dated January 1, 2006, Ed Stringer is entitled to receive $3,000 per month for providing consulting services to the Company in the capacity of President and CEO.

2. By way of a Consulting Agreement between Garson Resources Ltd. and Pacific Capital Advisors Inc., a company for which David Tafel is principal, dated January 1, 2006, David Tafel is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of CFO and Vice President, Administration.

3. By way of a Consulting Agreement between Garson Resources Ltd. and David Constable dated January 1, 2006, David Constable is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of Vice President Business Development.

4. Kenneth Cawkell is a partner of the law firm Cawkell Brodie Glaister LLP, Business Lawyers, which has provided legal services to the Company, for which Kenneth Cawkell and/or his firm charged the Company $25,369, which includes taxes and disbursements.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

Auditor

The Company's auditor is BDO Dunwoody LLP, Chartered Accountants, located at 600 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

Transfer Agent and Registrar

The transfer agent and registrar of the Company's common shares is Computershare Trust Company, located at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The following are the material contracts entered into by the Company since incorporation:

1. Management Services Agreements dated January 1, 2006 between Ed Stringer, Dave Constable, and Pacific Capital Advisors Inc. a company of which David Tafel is the principal (see: Interest of Management and Others in Material Transactions and Compensation of Directors);

2. Joint Venture Agreement with Young-Shannon Gold Mines, Limited on the McMillan Mine Property dated October 25, 2004 (see: General Development of our Business);

3. Registrar and Transfer Agreement dated May 19, 2006 between the Company and Computershare Investor Services Inc.;

4. On March 21 2006, Garson entered into a Letter of Intent with Piper Capital Inc. with respect to the Copper Prince property. On May 30, 2006 Garson completed a definitive Option and Joint Venture Agreement with Piper, incorporating the terms of the Letter of Intent, and which received regulatory approval on July 17, 2006 (see: General Development of our Business);

5. Escrow Agreement dated May 19, 2006 between the Company, Computershare Investor Services Inc. and certain shareholders (see: Escrowed Securities).

These material contracts can be inspected at our office, Suite #322, 470 Granville Street, Vancouver, B.C. V6C 1V5, during normal business hours, during the distribution of the common shares offered hereunder and for a period of thirty days thereafter.

EXPERTS

The information on the Squall Lake Property is summarized from the report titled the "Report on the Squall Lake Property" dated April 3 2006, prepared by D. Beilhartz P.Geo., who is a Qualified Person as defined under NI 43-101. A copy of this report can be found on the Company's disclosure page on the corporate web site of MBMI Resources Inc. at www.mbmiresources.com or www.sedar.com. Mr. David Beilhartz P.Geo. has no interest in the Squall Lake Property and does not own any securities of the Company.

OTHER MATERIAL FACTS

To the knowledge of the Corporation's management, there are no other material facts about the Common Shares being distributed that are not otherwise disclosed in the Prospectus, or are necessary in order for the prospectus to contain full, true and plain disclosure of all material facts relating to the 4,491,250 shares of Garson being distributed to the MBMI shareholders on the Record Date by way of dividend.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a management prepared summary of the principal Canadian federal income tax considerations applicable to shareholders who acquire additional shares of the Company by way of dividend pursuant to this prospectus. The discussion assumes that the shares are acquired by "individuals" or "corporations" who are "resident in Canada" and who deal at "arm's length" with the Company as those terms are defined in the *Income Tax Act* (Canada). The shares will generally be considered to be "capital property" unless the individual or corporation holds such shares in the course of "carrying on a business" of "trading or dealing in securities" or has acquired them in a transaction or transactions considered to be an "adventure or concern in the nature of trade" as defined under the *Income Tax Act*.

This summary does not address situations where the dividend shares have been acquired by partnerships, trusts, "principal business corporations" as that phrase is defined in the Income Tax Act (being essentially corporations whose main business is the exploitation of natural resources), traders or dealers in natural resource properties, "financial institutions" as that phrase is defined in the Income Tax Act, persons who deal with the Company on a non-arm's length basis or non-residents of Canada.

This summary is based upon the current provisions of the Income Tax Act, the Regulations thereto, any publicly-announced proposals to amend the Income Tax Act or the Regulations. This summary does not take into account or anticipate any other changes in law (which may, without notice, apply on a retroactive basis) nor does it take into account the tax laws of any province of Canada or any jurisdiction outside Canada.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, and should not be construed to be, legal or tax advice to any prospective recipient and no representation is made with respect to the tax consequences to any particular recipient. Accordingly, recipients should consult their own legal and tax advisors to determine the particular tax consequences to them having regard to their own particular circumstances.

Tax Consequences to MBMI Shareholders Resident in Canada

The distribution will be a taxable dividend for Canadian income tax purposes. Under the Income Tax Act, a shareholder who receives a dividend in kind (in this case the Garson Shares) is considered to have received a taxable dividend equal to the fair market value of the distributed property received. Therefore, the amount of the dividend considered to be paid on the distribution for the purposes of the Income Tax Act will be the fair market value of the Garson shares, calculated at the time that the shares are received by the MBMI shareholders. This will be the secondary offering price of the Garson shares that being $0.05 per Garson Share. The determination of the fair market value is based on the book value of the net assets of Garson on December 31, 2005 and is subject to review by the Canada Revenue Agency. This could result in an increase or decrease in the tax payable. Any subsequent decline or increase in the share value will be to the benefit of, or, at the personal risk of, the shareholder's capital account.

For a MBMI shareholder who is an individual resident in Canada, the amount of the dividend will be subject to the gross-up and dividend tax credit rules.

For an MBMI shareholders that is a corporation resident in Canada, the amount of the dividend will be deductible in computing taxable income, subject to a number of rules that may deny the deduction or re-characterize the dividend. Shareholders of MBMI that are corporations resident in Canada should consult their own tax advisors for advice as to whether these rules will apply to them. If the MBMI shareholder is a "private corporation" or a "subject corporation", as defined in the Income Tax Act, the dividend in kind payable on the distribution will be subject to refundable tax under Part IV of the Income Tax Act unless the recipient is connected with MBMI.

Tax Consequences to MBMI Shareholders Not Resident in Canada
Where the dividend distribution of the Garson shares is made to MBMI shareholders who are non-residents of Canada for the purposes of the Income Tax Act, MBMI must withhold and remit tax at a rate of 25% of the gross amount of the dividend, where the dividend distribution is made to MBMI shareholders who are US residents, in accordance with the Canada US Tax Treaty, MBMI must withhold and remit tax at a rate of 15% of the gross amount of the dividend, being the fair market value of the amount of the dividend they receive. MBMI has estimated that the fair market value of the dividend is equal to CDN $0.05 per share which is the value of the shares as recorded on the books of MBMI. MBMI will be withholding from non-Canadian residents a sufficient number of dividend shares in order to satisfy MBMI's obligations to Canadian tax authorities. US residents should consult their tax advisors for more detailed and specific information.

Tax Consequences to MBMI
Upon the consummation of the distribution, MBMI will be deemed to have disposed of the Garson shares for proceeds equal to their fair market value determined at the time those shares are received by the shareholders. As a consequence, any accrued gain or loss in respect of the Garson shares will be realized by MBMI at the time of the distribution.

BDO

BDO Dunwoody LLP
Chartered Accountants

600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

AUDITORS CONSENT

We have read the prospectus of Garson Resources Ltd. (the "Company") dated August 25, 2006. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of the Company on the balance sheet of the Company as at December 31, 2005 and the statements of operations and deficit, mineral properties and deferred exploration costs and cash flows for the year then ended. Our report is dated May 5, 2006.

(signed) BDO Dunwoody LLP

Chartered Accountants

Vancouver, British Columbia
August 25, 2006

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
FINANCIAL STATEMENTS
For the year ended December 31, 2005

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)

Financial Statements
For the year ended December 31, 2005

Contents

BDO

BDO Dunwoody LLP
Chartered Accountants

600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Auditors' Report

To the Directors of
Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)

We have audited the Balance Sheet of Garson Resources Ltd. (formerly Tri-Energy Inc., an Exploration Stage Company) as at December 31, 2005 and the Statements of Operations and Deficit, Mineral Properties and Deferred Exploration Costs and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative financial statements as at December 31, 2004 and for the years ended December 31, 2004 and 2003 were not audited.

BDO Dunwoody LLP

Chartered Accountants

Vancouver, British Columbia
May 5, 2006

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Balance Sheets

As at December 31		2005		2004 (unaudited)
Assets				
Current assets				
Cash (Note 1)	$	878,181	$	-
Receivables		3,144		-
Marketable securities (Note 3)		11,250		-
		892,575		-
Mineral properties and deferred exploration costs (Note 4)		265,193		264,204
	$	1,157,768	$	264,204
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities (Note 5(a))	$	39,410	$	55,955
Future income tax liability (Note 9)		258,214		68,705
		297,624		124,660
Shareholders' Equity				
Common shares (Note 6)		835,285		62,100
Contributed surplus (Note 11)		211,320		88,403
Subscriptions receivable (Note 6(b))		(58,750)		-
Deficit accumulated in the exploration stage		(127,711)		(10,959)
		860,144		139,544
	$	1,157,768	$	264,204

Approved by the Board:

"David G. Tafel: Director *"Ed Stringer"* Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Statements of Operations and Deficit

For the years ended December 31	2005	2004	2003
		(unaudited)	*(unaudited)*
General and administrative expenses			
Accounting	$ 15,256	$ 6,000	$ 2,000
Consulting	17,435	-	-
Interest	24	-	-
Legal (Note 5(b))	25,369	1,000	1,000
Office and miscellaneous	2,971	-	-
Stock option compensation (Note 7)	52,677	-	-
Travel	3,041	-	-
	(116,773)	(7,000)	(3,000)
Other income			
Interest	21	-	-
Net loss for the year	(116,752)	(7,000)	(3,000)
Deficit accumulated in the exploration stage, beginning of year	(10,959)	(3,959)	(959)
Deficit accumulated in the exploration stage, end of year	$ (127,711)	$ (10,959)	$ (3,959)
Loss per share – basic and diluted	$ (0.01)	$ (0.00)	$ (0.00)
Weighted average shares outstanding	11,025,539	10,000,500	10,000,500

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Statements of Mineral Properties and Deferred Exploration Costs

For the years ended December 31	2005	2004	2003
		(unaudited)	*(unaudited)*
Mineral property costs			
Option payments received (Note 4)	$ (26,276)	$ (25,000)	$ -
Exploration and development costs			
Drilling	13,897	173,675	18,474
Assays, sampling and metallurgical test fees	4,178	6,031	-
Geological consulting	5,620	5,372	-
Other	3,570	14,332	-
	27,265	199,410	18,474
	989	174,410	18,474
Mineral properties and deferred exploration costs, beginning of year	264,204	89,794	71,320
Mineral properties and deferred exploration costs, end of year	$ 265,193	$ 264,204	$ 89,794

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Statements of Cash Flows

For the years ended December 31	2005	2004 *(unaudited)*	2003 *(unaudited)*
Cash flows used in operating activities			
Cash paid to employees and suppliers	$ (80,365)	$ -	$ -
Interest paid	(24)	-	-
Other receipts	21	-	-
	(80,368)	-	-
Cash flows provided by financing activities			
Net proceeds from issuance of common shares and share subscriptions, net of issue costs	901,310	-	-
Advances from shareholder	61,785	-	-
	963,095	-	-
Cash flows provided by (used in) investing activities			
Cash received from option payments	15,000	-	-
Expenditures and advances on mineral properties	(19,546)	-	-
	(4,546)	-	-
Increase in cash	878,181		
Cash, beginning of year	-	-	-
Cash, end of year	$ 878,181	$ -	$ -

Supplemental cash flow information (Note 10)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Summary of Significant Accounting Policies

December 31, 2005

Nature of Business

The Company was originally incorporated in 1988 under the laws of Alberta. During 2005, it was continued under the laws of British Columbia. On November 8, 2005, the Company was created by the amalgamation of two predecessor corporations, Tri-Energy Inc. and its wholly-owned subsidiary, Garson Resources Ltd (the "Tri-Energy Group"). In 2003, MBMI Resources Inc., ("MBMI") a TSX Venture Exchange listed corporation acquired a controlling interest (44.5%) in the Tri-Energy Group. The business of both the Company and MBMI is the acquisition, exploration, and development of mineral properties. MBMI was focused on its Philippine Nickel Properties and the Company on its Canadian Gold Properties. As part of the original acquisition agreement, MBMI had an option to purchase another approximately 45% interest in the Tri-Energy Group provided certain conditions were met. One of the conditions included the requirement that MBMI incur or cause to incur $500,000 of exploration expenditures on the Canadian Gold Properties. Such expenditures were incurred by MBMI or other parties. However, in October 2005, MBMI allowed the purchase option to lapse.

Over time the management and directors of MBMI and the Company determined that MBMI's interest in its Philippine Nickel Projects was not a strategic fit with the Canadian Gold Projects held in the Company. As a consequence it was determined to separate the Canadian Gold Projects from the Philippine Nickel Project by taking the Company public in an initial public offering. As part of the transaction MBMI's share interest in Garson would be distributed to the MBMI shareholders such that upon completion of the transaction MBMI shareholders would hold shares in the separate public company "Garson Resources Ltd.".

The Company has not earned revenues from its exploration activity and is considered to be in the exploration stage.

Ability to Continue as a Going Concern

The ability of the Company to realize its assets and meet its financial obligations and commitments is dependent upon the ability of the Company to source appropriate exploration properties satisfactory to its investors and, thereafter, upon the existence of economically recoverable reserves, maintaining interest in such properties, obtaining the necessary financing to search and acquire and meet exploration commitments on the properties and upon future profitable operations or proceeds from the disposition of the properties.

At December 31, 2005, the Company has not yet achieved revenue-generating operations and has an accumulated deficit of $127,711. Without additional sources of funding the Company may be unable to meet its obligations as they fall due and complete the exploration and development of its mineral properties. Management is actively pursuing additional financing but there is no assurance that additional funding will be available in the future. In the event that additional financing or an alternative source of funding is not obtained, there is substantial doubt about the ability of the Company to continue as a going concern.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Summary of Significant Accounting Policies

December 31, 2005

Ability to Continue as a Going Concern - continued

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities and commitments in the normal course of business for the foreseeable future. These financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in Canada. The comparative financial statements of the Company consist of the consolidated financial statements of the Tri Energy Group. All intercompany balances and transactions were eliminated on consolidation.

Use of Estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from those estimates. Key items in these financial statements subject to significant estimates and assumptions include stock option compensation and the valuation of mineral properties and deferred exploration costs.

Mineral Properties and Deferred Exploration Costs

The amounts recorded as mineral properties and deferred exploration costs represent exploration and associated activity costs incurred to date and are not intended to reflect present or future values. These costs are deferred until the discovery of economically exploitable reserves and the start-up of the production phase on a property-by-property basis or until the property is abandoned. Mineral properties are abandoned when management allows property interests to lapse or when they determine that properties are not economically viable. Costs accumulated relating to projects that are abandoned are written-off in the year in which a decision to discontinue the project is made. Proceeds received on the sale or option of the Company's property are recorded as a reduction of the Mineral Property cost. The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Summary of Significant Accounting Policies

December 31, 2005

Mineral Properties and Deferred Exploration Costs - continued

On a periodic basis, senior management reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. In the event that it is determined there is an impairment in the carrying value of any property, the carrying value will be written down or written off, as appropriate.

Costs incurred by MBMI for which no reimbursement was made on the Company's Canadian Gold Properties are recorded in these financial statements as deferred exploration expenses (net of option payments received) with a corresponding increase to Contributed Surplus (Note 11).

Loss Per Share

The Company uses the "Treasury Stock Method" to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average aggregate number of common shares outstanding during each year. The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the year.

There were no common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) at December 31, 2005, 2004 or 2003.

Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are only recognized when it is likely that the associated benefits on loss carry forwards will be realized.

The tax effect of exploration costs incurred by MBMI on behalf of the Company for which the Company does not obtain the tax benefit is recognized as a reduction of contributed surplus.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Summary of Significant Accounting Policies

December 31, 2005

Stock-based Compensation

The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-Based Compensation and Other-Stock-Based Payments". Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized in these financial statements using a fair value based method such as the Black-Scholes option pricing model. Compensation expense of unvested options is re-measured on each balance sheet date and amortized over the term of the options.

Marketable Securities

Marketable securities are recorded at the lower of cost and market.

Financial Instruments

The Company's financial instruments consist of cash, receivables, marketable securities, accounts payable and accrued liabilities, and amounts due to shareholder. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the short-term or demand nature of these instruments.

Flow-Through Shares

The Company provided certain share subscribers with a flow through component for tax incentives available on qualifying Canadian exploration and development expenditures. Where the Company had sufficient available tax loss carry forward balances or other deductible temporary differences to offset future tax liabilities arising from the renunciation of the tax benefits of the expenditures, no future tax asset or liability adjustments were reported and no allocation was made to share capital or deferred costs for the tax component renounced to subscribers.

Effective March 19, 2004, the CICA issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee ("EIC") Abstract No. 146. All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company reduce its share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders.

Asset Retirement Obligation

The Company follows the recommendations of CICA Handbook section 3110, "Asset Retirement Obligations" which requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation will be measured initially at fair value using present value methodology and the resulting costs will be capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discounted accretion of the liability is included in determining the results of operations.

At December 31, 2005 and 2004 the Company has only performed preliminary exploratory work on its mineral properties, and has not incurred significant reclamation obligations. As such, no asset retirement obligation accrual was made in these financial statements.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Notes to Financial Statements

December 31, 2005

1. Restricted Cash

During the year ended December 31, 2005 flow-through shares were issued for the purpose of exploring mineral properties. The cash raised on the flow-through shares is restricted for use in qualified exploration relating to Canadian properties.

As at December 31, 2005, unspent cash proceeds from flow-through shares was $547,700 (2004 - $Nil).

2. Amalgamation

On November 8, 2005 the Company was created by the amalgamation of two predecessor corporations, Tri-Energy Inc. and its wholly-owned subsidiary, Garson Resources Ltd. "(The Tri-Energy Group"). See the Nature of Business discussion in the Summary of Significant Accounting Policies.

3. Marketable Securities

	2005	2004	2003
Marketable securities (Note 4)	**$ 11,250**	$ -	$ -

The market value of the investment in Young-Shannon Gold Mines Ltd. at December 31, 2005 was $15,000 (150,000 common shares) based on the trading value of the shares on the TSX Venture Exchange.

4. Mineral Properties and Deferred Exploration Costs

	Squall Lake	McMillan	Copper Prince	Total
Balance – January 1, 2003 (unaudited)	$ 61,140	$ 5,090	$ 5,090	$ 71,320
Exploration and development costs	-	18,474	-	18,474
Balance – December 31, 2003 (unaudited)	61,140	23,564	5,090	89,794
Option payments received	-	(25,000)	-	(25,000)
Exploration and development costs	4,571	106,249	88,590	199,410
Balance – December 31, 2004 (unaudited)	65,711	104,813	93,680	264,204
Option payments received	-	(26,276)	-	(26,276)
Exploration and development costs	-	916	26,349	27,265
Balance – December 31, 2005	**$ 65,711**	**$ 79,453**	**$ 120,029**	**$ 265,193**

4. Mineral Properties and Deferred Exploration Costs - continued

Canadian Properties

The Company owns a 100% interest in three Canadian properties; the Squall Lake, Manitoba gold project, the Copper Prince property in Sudbury, Ontario, and the McMillan gold mine property in Espanola, Ontario.

The properties are subject to the following royalty payments:

Squall Lake:
- 4% net profits royalty to W. Bruce Dunlop Limited NPL;
- 6% net profits royalty to American Barrick Resources Corporation ("American Barrick);
- 30% net profits royalty to a maximum of $550,000 to American Barrick;
- a royalty of $0.10 per ton on products milled from some of the claims.

Copper Prince:
- 2% net smelter return royalty.

McMillan:
- 2% net smelter return royalty.

On October 25, 2004 the Company and MBMI entered into an agreement to option and joint venture with Young-Shannon Gold Mines Limited ("Young-Shannon"), a TSX Venture Exchange listed company, whereby the Company has optioned a 50% interest in the McMillan property in exchange for cash, shares and work commitments as follows:

	Cash	Number of Shares in Young-Shannon	Work Commitments by Young-Shannon
Upon signing (MBMI received)	$ 10,000	150,000	$ -
Year 1 (received)	15,000	150,000	200,000
Year 2	20,000	150,000	300,000
Year 3	30,000	200,000	400,000
Total	**$ 75,000**	**650,000**	**$ 900,000**

On the third anniversary, Young-Shannon will have the option to increase its interest to 60% by spending an additional $400,000 on the McMillan property and issuing an additional 250,000 of its shares to the Company.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Notes to Financial Statements

December 31, 2005

5. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements were as follows:

(a) Amounts payable to shareholder
MBMI paid certain invoices for the Company in respect of operating costs, mineral exploration and other expenditures for which reimbursement was required. In addition, certain management fees were charged to the Company by MBMI. Outstanding amounts reimbursable to MBMI and included in accounts payable and accrued liabilities at December 31, 2005 were $9,630 (2004 - $13,000). These advances were unsecured, non-interest bearing and were without specific terms of repayment. MBMI has agreed with the Company that an additional $65,155 owing to MBMI in 2005 is not repayable.

(b) Other related party transactions

In addition to those transactions described above, the Company has undertaken the following transactions with related parties:

- Incurred legal services of $25,369 (2004 - $Nil) from a law firm whose principal is a director of the Company.
- General administrative costs incurred prior to October 31, 2005 were borne by MBMI. No reimbursement or allocation of such indirect costs was charged to the Company during the period from acquisition in 2003 to 2005.

All of the above transactions were incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

6. Common Shares

Authorized
Unlimited Common shares without par value

Issued

	No of Shares		Amount
Balance – December 31, 2002, 2003 and 2004	10,000,500	$	62,100
Flow through shares issued for cash - net of issuance costs of $15,340 (b)	3,651,334		532,360
Issued as finders fees on flow-through shares	173,840		-
Issued by private placements - net of issuance costs of $29,800 (a)	4,075,000		377,700
Tax value of assets renounced to flow-through share investors (b)	-		(186,875)
Exercise of stock options	1,000,000		50,000
Balance – December 31, 2005	18,900,674	$	835,285

6. Common Shares - continued

(a) Subsequent to September 21, 2005, the Company issued, by way of private placement, 4,075,000 common shares at a price of $0.10 per share, generating proceeds of $407,500. Finders' fees of $29,800 were paid.

(b) Subsequent to September 21, 2005, the Company issued, by way of private placement, 3,651,334 flow through common shares at a price of $0.15 per share, generating proceeds of $547,700, gross of the future income tax liability relating to the renunciation of expenditures of $186,875. Finders' fees of $15,340 and 173,840 common shares were paid. As at December 31, 2005, there were a total of $58,750 in subscriptions receivable in relation to this private placement. Such amounts were received in January, 2006

The flow-through shares issued effectively pass on tax credits associated with Canadian exploration expenditures (as defined in the Canadian Income Tax Act) funded by the proceeds of the shares. $547,700 of the proceeds was renounced to the subscribers as tax benefits during the period ended December 31, 2005.

(c) A total of 1,000,000 common shares were issued during the year ended December 31, 2005 upon the exercise of stock options previously granted to directors of the Company, generating net proceeds of $50,000 (Notes 7 and 8).

(d) On October 18, 2005, the Company split its shares on the basis of 5 new shares for each old share outstanding. All transactions are shown on a post-split basis.

7. Stock Option Compensation

Pursuant to a resolution of the Board of Directors dated August 24, 2005, the Company granted 1,000,000 stock options. All of the options granted vested on the grant date and had an exercise price of $0.05 exercisable for a three-month period. Compensation expense was determined using the Black-Scholes option pricing model. Weighted average assumptions used in calculating compensation expense in respect of options granted were as below.

Weighted average assumptions used in calculating the compensation expense in respect of these options granted were as below.

	2005
Risk-free rate	4.60%
Dividend yield	Nil%
Volatility factor of the expected market price of the Company's common shares	110%
Weighted average expected life of the options	3 months

Total compensation expense for the options that were granted during the year ended December 31, 2005 increased contributed surplus and the net loss by $52,677 (2004 - $Nil).

There were no stock options granted prior to the grant in 2005.

8. Stock Options

The change in stock options outstanding was as follows:

	2005	
	Number	Exercise Price
Outstanding, beginning of year	-	$ -
Granted	1,000,000	$ 0.05
Exercised	(1,000,000)	$ 0.05
Outstanding, end of year	-	$ -

No stock options were granted prior to the year ended December 31, 2005.

9. Income Taxes

The tax effect of temporary differences that give rise to the Company's Canadian future income tax assets and liabilities are as follows:

	2005	2004
Tax loss carry forwards	**$ 28,589**	$ 3,806
Cumulative eligible capital	**64**	67
Share issue costs	**12,321**	-
Canadian exploration expenses	**(258,214)**	(68,705)
Valuation allowance	**(40,974)**	(3,873)
Future income tax liability	**$ (258,214)**	$ (68,705)

9. Income Taxes - continued

The income taxes shown in the Statements of Operations and Deficit differ from the amounts obtained by applying statutory rates due to the following:

	2005	2004	2003
Statutory tax rate	34.12%	35.62%	35.62%
Net loss for the year	$ (116,752)	$ (7,000)	$ (3,000)
Net Canadian tax benefit based on statutory rates	$ (39,836)	$ (2,493)	$ (1,069)
Effect of changes in effective tax rates and adjustments	(2,730)	-	-
Non-deductible stock option compensation	17,973	-	-
Permanent differences	(187)	-	-
Increase in valuation allowance	24,780	2,493	1,069
	$ -	$ -	$ -

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of future income tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has Canadian non-capital losses of approximately $83,700 to reduce future taxable income. These losses, if unused, will expire in varying amounts from 2011 to 2015. No benefit from these losses has been recorded in these financial statements.

The increase in the valuation allowance includes approximately $12,000 related to the tax basis of share issue costs to be deducted in future periods.

10. Cash Flow Information

	2005	2004	2003
Non-cash investing and financing activities			
Shares received in Young-Shannon	$ 11,250	$ -	$ -
Exploration costs incurred by MBMI on behalf of the Company (net of deferred tax effect) for which reimbursement was not required	$ 5,085	$ 84,631	$ 11,894

11. Contributed Surplus

		2005		2004
Balance, beginning of year	$	88,403	$	19,073
Exploration costs incurred by MBMI on behalf of the Company, net of option payments and deferred taxes		5,085		69,330
Debt forgiven by MBMI (Note 5(a))		65,155		
Stock option compensation (Note 7)		52,677		-
Balance, end of year	$	211,320	$	88,403

12. Subsequent Events

(a) On January 26, 2006, the Company issued, by way of Private Placement 350,000 common shares of the Company at a price of $0.10 per share, generating proceeds of $35,000.

(b) On April 21, 2006, the Company signed a Letter of Intent ("LOI") with Piper Capital Inc., (a company with a common director) a TSX Venture Exchange listed company, which sets out the terms and conditions for an Option Agreement in respect of the Company's Copper Prince property. Under the terms of the Letter of Intent, Piper can earn up to a 60% interest in the Property in two stages – 50% by making total payments of $75,000, issuing 650,000 shares, and incurring $700,000 in exploration expenditures over three years, and an additional 10% by issuing 250,000 shares and incurring $500,000 in exploration expenditures in the fourth year.

(c) The Company has in place a Stock Option Plan, ("the Plan") dated for reference March 31, 2006, pursuant to which the directors are authorized to grant up to 10% of the issued and outstanding shares of the Company as it may be from time to time. As at the date of this Prospectus, the Company will be entitled to issue 1,925,000 options subject to the Plan. The Plan will be administered by the Board of Directors, or a committee thereof, who have the authority to grant options to directors, officers, employees, and consultants. There are currently no options outstanding, however the Directors anticipate that they will, at a future date, be issuing options subsequent to the completion of this prospectus offering. This transaction is subject to completion of definitive agreements and regulatory approval.

12. Subsequent Events (Continued)

(d) Pursuant to National Policy 46-201, Escrow for Initial Public Offerings, the principal's shares of the Company will be subject to an Escrow Agreement made between the Company, Computershare Trust Company and the shareholders dated for reference the 19th day of May, 2006. Total principal shares subject to escrow will be 3,704,244 which shares will be released every six months over a three year period, the initial release of 10% occurring on the date the securities are listed for trading.

(e) Effective January 1, 2006, the Company entered into Management Services Agreements dated January 1, 2006 between Ed Stringer, Dave Constable, and Pacific Capital Advisors Inc. (a company of which David Tafel is the principal):

- Ed Stringer is entitled to receive $3,000 per month for providing consulting services to the Company in the capacity of President and CEO.

- David Tafel is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of CFO and Vice President, Administration.

- David Constable is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of Vice President, Business Development.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Interim Financial Statements
For the three-month periods ended March 31, 2006 and 2005
(Unaudited)

(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Interim Financial Statements
For the three-month periods ended March 31, 2006 and 2005
(Unaudited)

Contents

Interim Financial Statements

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Interim Balance Sheet
(Unaudited)

As at March 31		2006		December 31, 2005 (Audited)
Assets				
Current assets				
Cash and cash equivalents (Note 1)	$	904,162	$	878,181
Receivables		4,206		3,144
Marketable securities (Note 2)		11,250		11,250
		919,618		892,575
Mineral properties and deferred exploration costs (Note 3)		255,193		265,193
	$	1,174,811	$	1,157,768
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	61,693	$	39,410
Payable to director (Note 4(a))		2,838		-
		64,531		39,410
Future income tax liability		258,214		258,214
		322,745		297,624
Shareholders' Equity				
Common shares (Note 5)		870,285		835,285
Contributed surplus		211,320		211,320
Subscriptions receivable		-		(58,750)
Deficit accumulated in the exploration stage		(229,539)		(127,711)
		852,066		860,144
	$	1,174,811	$	1,157,768

Approved by the Board:

"David G. Tafel" Director *"Ed Stringer"* Director

The accompanying summary of significant accounting policies and notes are an integral part of these interim financial statements.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Interim Statements of Operations and Deficit
(Unaudited)

For the three-month periods ended March 31	2006	2005
General and administrative expenses		
Accounting	$ 43,502	$ -
Administration (Note 4(a))	21,000	-
Consulting	5,000	-
Interest	60	-
Legal (Note 4(b))	24,743	-
Office and miscellaneous	4,238	619
Rent (Note 4(b))	1,000	-
Travel	2,266	-
Wages and salaries	2,500	-
	(104,309)	(619)
Other income		
Interest	2,405	-
Other income	76	-
Net loss for the period	(101,828)	(619)
Deficit accumulated in the exploration stage, beginning of period	(127,711)	(10,959)
Deficit accumulated in the exploration stage, end of period	$ (229,539)	$ (11,578)
Loss per share – basic and diluted	$ (0.01)	$ (0.00)
Weighted average shares outstanding	19,046,785	10,000,500

The accompanying summary of significant accounting policies and notes are an integral part of these interim financial statements.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Interim Statements of Mineral Properties and Deferred Exploration Costs
(Unaudited)

For the three-month periods ended March 31	2006	2005
Mineral property costs		
Option payments received (Note 3)	$ (10,000)	$ -
Exploration and development costs		
Drilling	-	8,912
Assays, sampling and metallurgical test fees	-	4,018
Geological consulting	-	619
Other	-	916
	-	14,465
	(10,000)	14,465
Mineral properties and deferred exploration costs, beginning of period	265,193	264,204
Mineral properties and deferred exploration costs, end of period	$ 255,193	$ 278,669

The accompanying summary of significant accounting policies and notes are an integral part of these interim financial statements.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Interim Statements of Cash Flows
(Unaudited)

For the three-month periods ended March 31	2006	2005
Cash flows used in operating activities		
Cash paid to employees and suppliers	$ (68,155)	$ (619)
Interest paid	(60)	-
Other receipts	76	-
	(68,139)	(619)
Cash flows provided by financing activities		
Net proceeds from issuance of common shares and share subscriptions	93,750	-
Advances from (to) shareholder	(9,630)	15,084
	84,120	15,084
Cash flows provided by (used in) investing activities		
Cash received from option payments	10,000	-
Expenditures and advances on mineral properties	-	(14,465)
	10,000	(14,465)
Increase in cash	25,981	-
Cash, beginning of period	878,181	-
Cash, end of period	$ 904,162	$ -

The accompanying summary of significant accounting policies and notes are an integral part of these interim financial statements.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Summary of Significant Accounting Policies
(Unaudited)

March 31, 2006 and 2005

Interim Financial Statements

The interim financial statements of Garson Resources Ltd. are the responsibility of the Company's management. These interim financial statements include the selection of appropriate accounting principles, judgments and estimates as considered necessary by management to prepare these financial statements in accordance with the recommendations of the Canadian Institute of Chartered Accountants Section 1751 *"Interim Financial Statements"*, and may not include all disclosures required in annual financial statements. These statements, therefore, may not be presented strictly in accordance with Canadian generally accepted accounting principles.

The accompanying notes to the interim financial statements should be read in conjunction with the notes to the audited financial statements for the most recent year-end. Unless otherwise stated, these interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. The results for the interim periods are not necessarily indicative of results to be expected for the fiscal year.

Ability to Continue as a Going Concern

The ability of the Company to realize its assets and meet its financial obligations and commitments is dependent upon the ability of the Company to source appropriate exploration properties satisfactory to its investors and, thereafter, upon the existence of economically recoverable reserves, maintaining interest in such properties, obtaining the necessary financing to search and acquire and meet exploration commitments on the properties and upon future profitable operations or proceeds from the disposition of the properties.

At March 31, 2006, the Company has not yet achieved revenue-generating operations and has an accumulated deficit of $229,539. Without additional sources of funding the Company may be unable to meet its obligations as they fall due and complete the exploration and development of its mineral properties. Management is actively pursuing additional financing but there is no assurance that additional funding will be available in the future. In the event that additional financing or an alternative source of funding is not obtained, there is substantial doubt about the ability of the Company to continue as a going concern.

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities and commitments in the normal course of business for the foreseeable future. These financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in Canada. The comparative financial statements of the Company for the three-month period ended March 31, 2005 consist of the consolidated financial statements of the Tri Energy Group. All intercompany balances and transactions were eliminated on consolidation.

Garson Resources Ltd.
(formerly Tri-Energy Inc.)
(An Exploration Stage Company)
Notes to Interim Financial Statements
(Unaudited)

March 31, 2006 and 2005

1. Cash and Cash Equivalents

During the year ended December 31, 2005 flow-through shares were issued for the purpose of exploring mineral properties. The cash raised on the flow-through shares is restricted for use in qualified exploration relating to Canadian properties.

As at March 31, 2006, unspent cash proceeds from flow-through shares was $547,700 (December 31, 2005 $547,700.).

As at March 31, the Company had $700,000 of its cash invested in short term GICs earning interest at 3.3% per annum. The GIC's can be redeemed prior to maturity without penalty.

2. Marketable Securities

	2006	December 31, 2005
Marketable securities	$ 11,250	$ 11,250

The market value of the investment in Young-Shannon Gold Mines Ltd. at March 31, 2006 was $16,500 (150,000 common shares) (December 31, 2005 $15,000, 150,000 common shares) based on the trading value of the shares on the TSX Venture Exchange.

3. Mineral Properties and Deferred Exploration Costs

	Squall Lake	McMillan	Copper Prince	Total
Balance – January 1, 2005	$ 65,711	$ 104,813	$ 93,680	$ 264,204
Option payments received	-	(26,276)	-	(26,276)
Exploration and development costs	-	916	26,349	27,265
Balance – December 31, 2005 (audited)	65,711	79,453	120,029	265,193
Option payments received	-	-	(10,000)	(10,000)
Balance – March 31, 2006 (unaudited)	**$ 65,711**	**$ 79,453**	**$ 110,029**	**$ 255,193**

3. Mineral Properties and Deferred Exploration Costs - continued

Canadian Properties

The Company owns a 100% interest in three Canadian properties; the Squall Lake, Manitoba gold project, the Copper Prince property in Sudbury, Ontario, and the McMillan gold mine property in Espanola, Ontario. The properties are subject to the following royalty payments:

Squall Lake:
- 4% net profits royalty to W. Bruce Dunlop Limited NPL;
- 6% net profits royalty to American Barrick Resources Corporation ("American Barrick);
- 30% net profits royalty to a maximum of $550,000 to American Barrick;
- a royalty of $0.10 per ton on products milled from some of the claims.

Copper Prince:
- 2% net smelter return royalty.

McMillan:
- 2% net smelter return royalty.

McMillan Property

On October 25, 2004 the Company and MBMI Resources Inc. ("MBMI"), a shareholder, entered into an agreement to option and joint venture with Young-Shannon Gold Mines Limited ("Young-Shannon"), a TSX Venture Exchange listed company, whereby the Company has optioned a 50% interest in the McMillan property in exchange for cash, shares and work commitments as follows:

	Cash	Number of Shares in Young-Shannon	Work Commitments by Young-Shannon
Upon signing (MBMI received)	$ 10,000	150,000	$ -
Year 1 (received)	15,000	150,000	200,000
Year 2	20,000	150,000	300,000
Year 3	30,000	200,000	400,000
Total	**$ 75,000**	**650,000**	**$ 900,000**

On the third anniversary, Young-Shannon will have the option to increase its interest to 60% by spending an additional $400,000 on the McMillan property and issuing an additional 250,000 of its shares to the Company.

Copper Prince Property

On March 21, 2006, the Company signed a Letter of Intent ("LOI") with Piper Capital Inc. ("Piper"), a TSX Venture Exchange listed company, which sets out the terms and conditions for an Option Agreement in respect of the Company's Copper Prince property. See Note 7(b).

4. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements were as follows:

(a) Management Services Agreement

Effective January 1, 2006, the Company entered into Management Services Agreements dated January 1, 2006 between Ed Stringer, Dave Constable, and Pacific Capital Advisors Inc. (a company of which David Tafel is the principal):

- Ed Stringer is entitled to receive $3,000 per month for providing consulting services to the Company in the capacity of President and CEO.

- David Tafel is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of CFO and Vice President, Administration.

- David Constable is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of Vice President, Business Development.

During the three-month period to March 31, 2006, the Company had incurred $21,000 (2005: $Nil) of administrative expenses in respect of the above Management Services Agreements.

Balances payable to directors, arising from these administrative expenses, are not interest bearing and have no specific terms of repayment.

(c) Other related party transactions

In addition to those transactions described above, the Company has undertaken the following transactions with related parties:

- Incurred legal services of $23,110 (2005: $Nil) from a law firm whose principal is a director of the Company. At March 31, 2006, $23,110 (December 31, 2005 - $Nil) of these legal fees are included in accounts payable and accrued liabilities.
- Paid office rent to MBMI of $1,000 (2005: $Nil).

All of the above transactions were incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

7. Common Shares

Authorized
Unlimited Common shares without par value

Issued

	Number of Shares		Amount
Balance – December 31, 2005	18,900,674	$	835,285
Issued by private placements - net of issuance costs of $Nil (a)	350,000		35,000
Balance – March 31, 2006 (unaudited)	19,250,674	$	870,285

(e) On January 26, 2006, the Company issued, by way of Private Placement 350,000 common shares of the Company at a price of $0.10 per share, generating proceeds of $35,000.

6. Stock Options

The Company has in place a Stock Option Plan, ("the Plan") dated for reference March 31, 2006, pursuant to which the directors are authorized to grant up to 10% of the issued and outstanding shares of the Company as it may be from time to time. As at the date of this Prospectus, the Company will be entitled to issue 1,925,000 options subject to the Plan. The Plan will be administered by the Board of Directors, or a committee thereof, who have the authority to grant options to directors, officers, employees, and consultants. There are currently no options outstanding, however the Directors anticipate that they will, at a future date, be issuing options subsequent to the completion of this prospectus offering. This transaction is subject to completion of definitive agreements and regulatory approval.

There were no stock options granted during the three months ended March 31, 2006 and 2005.

7. Subsequent Events

Subsequent events not disclosed elsewhere in these financial statements are as follows:

(a) Pursuant to National Policy 46-201, Escrow for Initial Public Offerings, the principal's shares of the Company will be subject to an Escrow Agreement made between the Company, Computershare Trust Company and the shareholders dated for reference the 19th day of May, 2006. Total principal shares subject to escrow will be 3,704,244 which shares will be released every six months over a three year period, the initial release of 10% occurring on the date the securities are listed for trading.

7. Subsequent Events - continued

(b)On May 30, 2006 the Company completed a definitive Option and Joint Venture Agreement with Piper Capital Inc. (a company with a common director), which received acceptance by the TSX Venture Exchange on July 17, 2006. The terms of the agreement state that Piper has an option to acquire up to a 60% interest in the Copper Prince property. In order to earn an initial 50% interest in the property, Piper must pay $75,000 ($10,000 was received during the three months ended March 31, 2006); issue a total of 650,000 shares (150,000 will be issued upon TSX-V approval) and incur $700,000 of property expenditures by the third anniversary date. Piper may acquire an additional 10% interest by incurring an additional $500,000 of expenditures and issuing an additional 250,000 shares in the subsequent 12-month period.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis is for the year ended December 31, 2005 and the quarter ended March 31, 2006 ("Q1 2006"). Unless otherwise stated, information is current to March 31, 2006, and all amounts are stated in Canadian dollars. Additional information relating to the Company may be found elsewhere in this prospectus.

Introduction

This discussion and analysis of the operating results, cash flows and financial position of Garson Resources Ltd. (the "Company or Garson") should be read in conjunction with the unaudited Interim Financial Statements of the Company for the three months ended March 31, 2006 and 2005 and the financial statements for the years ended December 31, 2005 (audited), 2004 and 2003 (unaudited), which have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The consolidated financial statements of MBMI (including its subsidiary Tri-Energy, now referred to as Garson) for previous financial periods can be found on SEDAR and at the MBMI website www.mbmiresources.com.

This discussion and analysis may contain forward-looking statements about the Company's future prospects. The Company provides no assurance that actual results will meet management's expectations.

Description of Business

The Company is engaged in the acquisition, exploration and development of mineral properties, in Canada. Success is dependent upon the ability of the Company to source appropriate exploration properties satisfactory to its investors and, thereafter, upon the existence of economically recoverable reserves, maintaining an interest in such properties, obtaining the necessary financing to search and acquire and meet exploration commitments on the properties and upon future profitable operations or proceeds from the disposition of the properties. All of the Company's mineral properties are in the exploration stage. As it has no current revenue, the Company continues to generate losses and negative cash flows from operations.

The Company was originally incorporated in 1988 under the laws of Alberta. During 2005, it was continued under the laws of British Columbia. On November 8, 2005, the Company was created by the amalgamation of two predecessor corporations, Tri-Energy Inc. and its wholly-owned subsidiary, Garson Resources Ltd (the "Tri-Energy Group"). In 2003, MBMI Resources Inc., ("MBMI") a TSX Venture Exchange listed corporation acquired a controlling interest (44.5%) in the Tri-Energy Group. The business of both the Company and MBMI is the acquisition, exploration, and development of mineral properties. MBMI was focused on its Philippine Nickel Properties and the Company on its Canadian Gold Properties. As part of the original acquisition agreement, MBMI had an option to purchase another approximately 45% interest in the Tri-Energy Group provided certain conditions were met. One of the conditions included the requirement that MBMI incur or cause to incur $500,000 of exploration expenditures on the Canadian Gold Properties. Such expenditures were incurred by MBMI or other parties. However, in October 2005, MBMI allowed the purchase option to lapse as it was determined to separate the Canadian Gold Projects from the Philippine Nickel Projects by taking the Company public in an initial public offering. As part of the transaction, MBMI's share interest in Garson would be distributed to the MBMI shareholders by way of a dividend.

The dividend will be distributed on a pro rata basis of one share in Garson for every ten shares held in MBMI. The transaction is subject to approval by the regulatory authorities and specifically the approval of a prospectus qualifying MBMI's proposed dividend distribution.

Overall Performance

The majority of exploration costs prior to October 2005 and administrative costs were paid by MBMI. Direct costs have been recognized by Garson, but no indirect overhead costs were allocated. Hence, general and administrative expenses in prior years are not comparable to the period post October 2005.

During the year ended December 31, 2005 flow-through shares were issued for the purpose of exploring mineral properties. The cash raised on the flow-through shares is restricted for use in qualified exploration relating to Canadian properties.

As at March 31, 2006, unspent cash proceeds from flow-through shares was $547,700 (December 31, 2005 $547,700).As at March 31, 2006 the company had $700,000 of its cash invested in short term GICs earning interest at 3.3%. The GICs are held in $100,000 Units redeemable without penalty at any time.

Selected Financial Information

Total income for the quarter, consisting of Interest and Other Income, was $2,481 (year ended December 31, 2005: $21).

At March 31, 2006, Garson had an accumulated deficit of $229,539 (December 31, 2005: $127,711), an increase of $101,828. The net loss for the three months ended March 31, 2006 was $101,828 (three months ended March 31, 2005: $619) which translates into a loss per share for the quarter of $0.01. The increase in expenditures over the equivalent period in 2005 reflects the relative inactivity of the Company until late 2005. Current results are due to exploration and administrative activities associated with the exploration of the Company's three Canadian gold properties (below) and general management of the Company.

Net loss for the year ended December 31, 2005 was $116,752, largely due to activities associated with the public listing of the Company and stock option compensation arising on the exercise of a right to purchase common shares in the Company. Net losses for the years ending December 31, 2004 and 2003 were $7,000 and $3,000 respectively. These arose from accounting and legal costs to maintain the Company in good standing.

Garson has total assets of $1,174,811, and no long-term financial liabilities, except for a future income tax liability of $258,214 representing the taxable temporary difference between the tax and accounting book values of our mineral properties and deferred exploration costs. Assets consist largely of cash and cash equivalents resulting from unspent private placement funds (below) and investment proceeds.

Garson has not paid dividends in the past and does not anticipate paying dividends in the near future. We expect to retain any earnings we generate to finance future growth.

Results of Operations

Quarter Ended March 31, 2006

During the quarter ended March 31, 2006, the Company generated Other Income (primarily interest on cash balances and GICs) in the amount of $2,405 (2005 $Nil). Expenses during the period were $104,309 (2005 $619) and include: consulting fees of $5,000, administration $21,000, rent $1,000, interest $60, office and miscellaneous fees of $4,238, legal fees of $24,743, travel expenses $2,266, accounting/audit fees of $43,502 and wages and salaries $2,500.

Year Ended December 31, 2005

During the year ended December 31, 2005, the Company incurred expenses of $116,773 and generated interest income of $21. Major expenses during the year were stock option compensation expense $52,677, legal $25,369, accounting $15,256, consulting expense $17,435, travel $3,041 and office and miscellaneous expenses of $2,971. Expenditures in the 2004 year were negligible.

The Company will be carrying out a drilling and exploration program on the Squall Lake property which is anticipated to be completed by late 2006. Additional work on the Property will be contingent upon successful results being obtained from the preliminary exploration program.

Yearly Results	**Net Loss**	**Loss per share**	**Total Assets**	**Long term Liabilities**
Year ended December 31, 2005	**$116,752**	**$0.01**	**$1,157,768**	**$258,214**
Year ended December 31, 2004 *(unaudited)*	**$7,000**	**$0.00**	**$264,204**	**$68,705**
Year ended December 31, 2003 *(unaudited)*	**$3,000**	**$0.00**	**$89,794**	**$ nil**

Summary of Quarterly Results

Quarterly Results	**Q-1**	**Q-2**	**Q-3**	**Q-4**	***Year**
2006					
Net loss	**$101,828**	**$ -**	**$ -**	**$ -**	**$101,828**
Loss per share	$0.01	$ -	$ -	$ -	$0.01
2005					
Net loss	**$619**	**$1,885**	**$13,952**	**$100,296**	**$116,752**
Loss per share	$0.00	$0.00	$0.00	$0.01	$0.01
2004					
Net Loss	$0	$0	$0	$7,000	$7,000
Loss per share	$0.00	$0.00	$0.00	$0.00	$0.00

As the Company is still in the exploration stage, variances in its quarterly losses are not affected by sales or production-related factors. Variances by quarter reflect overall corporate activity and are also impacted by factors which are not recurring each quarter.

As an exploration and development company, the Company does not have net sales or total revenues. During the quarter ended March 31, 2006, the Company raised $35,000 through the issuance of common shares and $10,000 through its investing activities. During the quarter the accumulated deficit in the exploration stage increased from $127,711 to $229,539, reflecting the $101,828 loss during the first quarter of 2006.

During the fiscal year ended December 31, 2005, the Company raised $963,095 through its financing activities and expended $4,546 through investing activities. A total of $80,368 was spent in operating activities. Prior to 2005, MBMI incurred costs on the Company's behalf and raised necessary financing to cover those costs.

Liquidity and Capital Resources

Since incorporation, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities for the cash required for capital acquisitions, exploration and development, and administration, among other things.

The Company will continue to require funds for ongoing exploration work on the Properties, as well as to meet its ongoing day-to-day operating requirements and will have to continue to rely on equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

At March 31, 2006, the Company has not yet achieved revenue-generating operations and has an accumulated deficit of $229,539. Without additional sources of funding the Company may be unable to meet its obligations as they fall due and complete the exploration and development of its mineral properties. Management is actively pursuing additional financing but there is no assurance that additional funding will be available in the future. In the event that additional financing or an alternative source of funding is not obtained, there is substantial doubt about the ability of the Company to continue as a going concern.

During the period November 2005 to March 31 2006, the Company completed four financial transactions for gross proceeds of $1,040,200. The Company has a total of 19,250,674 common shares issued and outstanding at March 31, 2006.

As at March 31, 2006, the Company has total cash and cash equivalents of $904,162, receivables of $4,206 and marketable securities of $11,250 (market value of $16,500). A total of $547,700 cash and cash equivalents are restricted for qualified exploration relating to Canadian properties.

The Company does not have any other commitments for material capital expenditures over both the near or long term and none are presently contemplated other than as disclosed above and/or over normal operating requirements.

Mineral Projects

The Company owns a 100% interest in three Canadian properties; the Squall Lake, Manitoba gold project, the Copper Prince property in Sudbury, Ontario, and the McMillan gold mine property in Espanola, Ontario. Details of these mineral properties and deferred exploration costs, and recorded amounts and balances outstanding at the end of the fiscal period are identified in Note 3 of the Financial Statements. Other than the McMillan Gold Mine property, no work has been completed on the Companies other two projects during the period.

McMillan Gold Mine Property

Management was successful in optioning the McMillan property to Young- Shannon Gold Mines, Limited in November, 2004. Young-Shannon has the option to earn a 50% interest in the McMillan property over a three year period (commenced October 2004) for staged payments of $75,000 in cash (paid $25,000 to date, $15,000 of which was paid to MBMI in 2004) and 650,000 common shares (300,000 issued to date, of which initial 150,000 was issued to MBMI in 2004) plus a three year work commitment of $900,000 (approximately $250,000 spent to date). Young-Shannon has the option to increase its interest to 60% by issuing an additional 250,000 common shares and spending $400,000 more on the property.

Three diamond drill holes, MM-05-11, MM-05-12, and MM-05-13 totalling 691 metres (2,266 ft.) were completed, and results reported by property option holder, Young-Shannon Gold Mines, Limited (Young-Shannon) subsequent to quarter end, March 31.

Assay results from drill core in hole MM-05-13 showed that a zone was intersected which averaged down hole grades and widths of 7.21 g/t gold over 21.3 metres including sections of 8.12 g/t gold over 4.60 metres, and 14.96 g/t gold over 8.60 metres, including 22.65 g/t gold over 4.70 metres, 27.72 g/t gold over 3.10 metres, and 35.70 g/t gold over 2.10 metres.

Diamond drill hole MM-05-13 was collared 40 metres east of drill hole MM-05-05, completed during the winter drilling campaign of 2005. It was selected to test a down-hole IP (Induced Polarization), off-hole (from MM-05-05) geophysical response identified from the geophysical program completed during the latter part of 2005.
This zone, combined with the high grade gold intersected in previously completed diamond drill holes MM-05-05 along strike to the west, and MM-05-06 along strike to the east, defines a strike length of high grade gold mineralization of at least 400 ft. (122 m), which remains open in all directions.

A campaign of geophysics and diamond drilling is being planned by Young-Shannon to continue to define the high grade gold zone.

Operating Activities

The Company recorded a net loss for the period ending March 31, 2006 of $101,828 ($0.01 per share), compared with $619 in 2005 ($0.00 per share). Net loss for the year ended December 31, 2005 was $116,752 versus $7,000 for 2004 and $3,000 for 2003. All figures are quoted for the latest quarter ended March 31, 2006 unless otherwise stated.

Accounting and legal expenses for the year ended December 31, 2005 ($15,256 and $25,369 respectively) have increased over the equivalent period in 2004 ($6,000 and $1,000 respectively) due to costs related to the plan of arrangement and filing of the preliminary prospectus and audit of the 2005 annual financial statements of the Company.

Accounting and legal expenses ($43,502 and $24,743 respectively) for the three-month period ended March 31, 2006 have increased over the equivalent period in 2005 ($Nil) due to the preparation and filing of the preliminary prospectus of the Company in May 2006.

Administration fees of $21,000 (2005: $Nil) for the quarter relate to ongoing management of the Company (see Related Party Transactions below).

Consulting fees have increased from $Nil to $5,000 for the three month period (year ended December 31, 2005: $17,435 versus 2004: $Nil) as a result of hiring of an investor relations consultant in 2006 and the retention of a geological consultant in the last quarter of 2005.

The increase in office and miscellaneous costs to $4,238 (2005: $619) (December 31, 2005 year $2,971 versus 2004: $Nil), travel to $2,266 (2005: $Nil) (December 31, 2005 year $3,041 versus 2004: $Nil) and wages and salaries to $2,500 (2005: $Nil) is a result of the initiation of business activities of the Company.

Office rent of $1,000 was paid to a related party (see Related Party Transactions) versus $Nil in the equivalent prior period due to the commencement of a rental contract on February 1, 2006.

Income of $2,481 consists of interest on cash and cash equivalent deposits of $2,405 (2005: $Nil) (December 31, 2005: $21) and other miscellaneous receipts of $76 (2005: $Nil).

Stock option compensation of $52,677 for the year ended December 31, 2005 relates to granting of stock options to a director of the Company. The option was subsequently exercises and shares were acquired in respect of this agreement in late 2005 and no further rights to issue such shares are outstanding.

At the present time, the Company has not granted any options under its Stock Option Plan, dated for reference March 31, 2006. The Company has adopted Canadian GAAP requirements to record as a compensation expense the determined fair value of any stock options granted to employees and non-employees with a corresponding credit to its contributed surplus account. No cash is exchanged at the time of the grant. The Company receives the full option price at such time, if any, that the stock option is exercised. In valuing options, management will use the Black-Scholes option pricing model, which requires it to make certain subjective assumptions as to future interest rates and future stock price volatility and expected lives of the options. While management will use its best efforts to assess these future values, the determined fair value of options is highly subjective and meaningful only if the valuation input factors are realized.

Additional details and information regarding the Stock Option Plan is located in Note 6 of the Interim Financial Statements

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, marketable securities, accounts payable and accrued liabilities, and amounts due to directors. Unless otherwise noted in the Consolidated Financial Statements, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the short-term or demand nature of these instruments.

Investment in Mineral Exploration and Development

During the year ended December 31, 2004, net expenditures on mineral properties increased $174,410 to $264,204. Expenditures are net of $25,000 received in respect of option payments from Young-Shannon in respect of the McMillan property. Expenditures consisted of geological consulting fees of $5,372, drilling of $173,675, assays of $6,031 and other costs of $14,332. A total of $4,571 was invested in the Squall Lake property, $88,590 on the Copper Prince property and $106,249 was spent on the McMillan property. During 2003 a total of $18,474 was spent on drilling activity on the McMillan property.

During the year ended December 31, 2005, net expenditures on mineral properties increased $989 to $265,193. Expenditures are net of $26,276 received in respect of option payments from Young-Shannon in respect of the McMillan property and consisted of geological consulting fees of $5,620, drilling of $13,897, assays of $4,178 and other costs of $3,570. A total of $26,349 was invested on the Copper Prince property with $916 incurred on the McMillan property.

Net expenditures on mineral properties decreased during the fiscal period ended March 31, 2006 from $265,193 to $255,193. Net expenditures consist of $10,000 received as a non-refundable deposit from Piper Capital Inc. in respect of the Copper Prince Property. See subsequent event discussion below.

Critical Accounting Estimates

The Company's significant accounting policies are summarized in the Financial Statements. The following is a discussion of the critical accounting policies and estimates which management believes are important for an understanding of the Company's financial results:

The preparation of financial statements in conformity with GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned or written down, where appropriate. The Company's accounting policy is to capitalize exploration costs on a project by project basis consistent with Canadian GAAP and applicable guidelines. The policy is consistent with other junior exploration companies which have not established mineral reserves objectively. An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or alternatively, to expense such costs until a mineral reserve has been objectively established. Management is of the view that its current policy is appropriate for the Company at this time. Based on annual impairment reviews made by management, or earlier if circumstances warrant, in the event that the long-term expectation is that the net carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the write-down charged to operations. A write-down may be warranted in situations where a property is to be sold or abandoned; or exploration activity ceases on a property due to unsatisfactory results or insufficient available funding.

Other critical accounting estimates include stock based compensation and asset retirement obligations. The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-Based Compensation and Other-Stock-Based Payments". Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized in these financial statements using a fair value based method such as the Black-Scholes option pricing model. Compensation expense of unvested options is re-measured on each balance sheet date and amortized over the term of the options.

The Company follows the recommendations of CICA Handbook section 3110, "Asset Retirement Obligations" which requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation will be measured initially at fair value using present value methodology and the resulting costs will be capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discounted accretion of the liability is included in determining the results of operations.

To date, the Company has only performed preliminary exploratory work on its mineral properties, and has not incurred significant reclamation obligations. As such, no asset retirement obligation accrual was made in these financial statements.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

Certain directors of the Company are partners or principals of other businesses which have provided professional services to the Company during the last completed financial year, and for which the Company has made certain payments. During the quarter ended March 31, 2006, the following is a description of the transactions. Transactions for the previous fiscal year are disclosed in brackets. There were no further related party transactions in the previous fiscal years:

1. By way of a Consulting Agreement between Garson Resources Ltd. and Ed Stringer, dated January 1, 2006, Ed Stringer is entitled to receive $3,000 per month for providing consulting services to the Company in the capacity of President and CEO.

2. By way of a Consulting Agreement between Garson Resources Ltd. and Pacific Capital Advisors Inc., a company for which David Tafel is principal, dated January 1, 2006, David Tafel is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of CFO and Vice President, Administration.

3. By way of a Consulting Agreement between Garson Resources Ltd. and David Constable dated January 1, 2006, David Constable is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of Vice President Business Development.

4. Kenneth Cawkell is a partner of the law firm Cawkell Brodie Glaister LLP, Business Lawyers, which has provided legal services to the Company, for which Kenneth Cawkell and/or his firm charged the Company $23,110 (year ended December 31, 2005 $25,369), which includes taxes and disbursements.

5. Paid office rent to MBMI Resources Inc. of $1,000 (2005: $Nil).

Details of these related party transactions, the recorded amounts, terms of and balances outstanding at the end of the fiscal period are identified in Note 4 of the Financial Statements.

Outstanding Share Data

The Company has one class of common shares. As at March 31, 2006, there were 19,250,674 common shares outstanding. In 2006, the Company's shareholders adopted its 2006 stock option plan. As at March 31, 2006, there were no stock options and no warrants outstanding.

Subsequent Events

Subsequent to the end of the fiscal period:

1. Pursuant to National Policy 46-201, Escrow for Initial Public Offerings, the principal's shares of the Company will be subject to an Escrow Agreement made between the Company, Computershare Trust Company and the shareholders dated for reference the 19th day of May, 2006. Total principal shares subject to escrow will be 3,704,244 which shares will be released every six months over a three year period, the initial release of 10% occurring on the date the securities are listed for trading.

2. On May 30, 2006 the Company completed a definitive Option and Joint Venture Agreement with Piper Capital Inc. ("Piper", a company with a common director), which grants Piper an option to acquire up to a 60% interest in the Copper Prince property. The Agreement received TSX approval on July 17, 2006. Under the terms of the Agreement, in order to earn the initial 50% interest in the property Piper

must pay $75,000 (of which the Company has received the first year's payment of $10,000), issue a total of 650,000 shares (of which 150,000 are to be issued upon TSX approval) and incur $700,000 in property expenditures by the third anniversary date. Piper may acquire an additional 10% interest in the Copper Prince property in the following 12 month period by incurring an additional $500,000 in property expenditures and issuing an additional 250,000 shares.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business;

The Company's financial success is subject to, among other things, fluctuations in metal prices which may affect current or future operating results and may affect the economic value of its mineral resources.

The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs.

The Company's ability to obtain financing to explore for mineral deposits and to continue the exploration and development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.

The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.
The Company operates in a competitive industry and competes with other more established companies, who may have greater financial resources.

The Company is in the business of exploring and developing natural resource properties, which is a highly speculative endeavour. The Canadian properties are in the exploration stage and without a known body of ore. There is no guarantee that ore will be found or that, if it is found, it will be found in commercially mineable quantities.

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the minerals claims in which it has an interest.

The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on operations.

The Company has not paid dividends in the past and does not expect to do so in the near future.

CERTIFICATE OF THE COMPANY

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), and by Part XV of the *Securities Act* (Ontario) and the respective regulations made thereunder.

DATED: August 25, 2006

"Ed Stringer"
Ed Stringer
Director / Chief Executive Officer, President

"Dave Tafel"
David Tafel
Director / Chief Financial Officer

ON BEHALF OF THE BOARD

"David Constable"
David Constable
Director / Vice President, Corporate Development

"Kenneth A. Cawkell"
Kenneth A. Cawkell
Director / Secretary

CERTIFICATE OF THE PROMOTER

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), and by Part XV of the *Securities Act* (Ontario) and the respective regulations made thereunder.

DATED: August 25, 2006

"Ed Stringer"
Ed Stringer

"Dave Tafel"
MBMI Resources Inc.

END